As filed with the Securities and Exchange Commission on February 5, 2003

Registration No. 333-98789

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHOLODGE, INC.

(Exact name of registrant as specified in its charter)

Tennessee	7011	62-1015641
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SHOLODGE, INC.
130 MAPLE DRIVE, NORTH
HENDERSONVILLE, TENNESSEE 37075
(615) 264-8000

(Name, address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bob Marlowe
Chief Financial Officer
SHOLODGE, INC.
130 MAPLE DRIVE, NORTH
HENDERSONVILLE, TENNESSEE 37075
(615) 264-8000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

John Titus, Esq.
Boult, Cummings, Conners and Berry PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2341

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated February 5, 2003

The information in this prospectus is not complete and may be changed. We may not sell or offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer is not permitted.

PROSPECTUS AND CONSENT SOLICITATION

Offers to Exchange
for
10.15% Senior Subordinated Notes, Series A-1, due November 2006,
9.95% Senior Subordinated Notes, Series B-1, due September 2007,
9.75% Senior Subordinated Notes, Series A, due November 2006, and
9.55% Senior Subordinated Notes, Series B, due September 2007
of

MATERIAL TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

•	Expires at 12:00 midnight, New York City time, on , 2003, unless extended.

•	If you tender your existing notes in the exchange offers, you will be deemed to consent to the amendments to the indenture under which those notes were issued. These amendments include eliminating the annual “put” right of note holders, eliminating required redemption upon the death of a note holder, and revising certain restricted payment and net worth covenants. We describe those amendments in detail in this prospectus under “The Proposed Amendments.” We will not be required to complete either exchange offer if we do not receive valid consents sufficient to effect the amendments with respect to both series of notes listed above, although we are free to waive this or any other condition with respect to either of the exchange offers. Consents representing, in the aggregate, 51% of the total outstanding principal of both series of the old notes, voting as a single class will be necessary to effect the proposed amendments.

•	Once we receive tenders of old notes sufficient to effect the amendments with respect to both series of notes listed above, we will not be required to accept any additional tenders. Tenders of old notes will be accepted promptly after expiration of the exchange offer on a first come, first served basis based on when the tenders are received during the exchange offer.

•	Tenders of old notes may be withdrawn at any time prior to the expiration of the applicable exchange offer.

•	The terms of the new notes of each series to be issued in the exchange offers will be substantially identical to the old notes of each series that we issued on November 15, 1996 and September 25, 1997, respectively, except for the interest rates applicable to the new notes and the proposed amendments to the indenture under which the notes were issued.

•	We will not receive any cash proceeds from the exchange offer.

Consider carefully the “Risk Factors” beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2003

SUMMARY
RISK FACTORS
HISTORICAL FINANCIAL AND OPERATING DATA
UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
RECENT DEVELOPMENTS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
INCORPORATION BY REFERENCE
THE EXCHANGE OFFERS
THE PROPOSED AMENDMENTS
DESCRIPTION OF THE NEW NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
OPINION OF BOULT,CUMMINS
RATIO TO EARNINGS TO FIXED CHARGES
CONSENT OF ERNST & YOUNG LLP
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY

SUMMARY

     The following summary highlights the material information from this prospectus. It may not contain all of the information that may be important to you. To understand these exchange offers and consent solicitations fully and for a more complete description of the legal terms of these exchange offers and consent solicitations, you should read carefully this entire prospectus and the more detailed financial information and consolidated financial statements, including the notes to the financial statements, included or incorporated by reference in this prospectus and consent solicitation statement. In particular, you should consider carefully the information set forth under “Risk Factors.” Unless otherwise indicated, as used in this prospectus, the terms “we,” “our”, “us” and “the company” refer to ShoLodge, Inc. and its subsidiaries.

Business

     We develop, own and, through July 9, 2000, operated all-suites hotels under the Sumner Suites brand name, and we are an operator and the exclusive franchisor of Shoney’s Inns. Our 27 Sumner Suites hotels owned and operated through July 9, 2000 were mid-scale, all-suites hotels located in Arizona, Colorado, Florida, Georgia, Indiana, Kansas, New Mexico, North Carolina, Ohio, Tennessee, Texas and Virginia. We transferred the operations of all of the 27 Sumner Suites hotels to Prime Hospitality Corp. (“Prime”) effective with the close of business on July 9, 2000. As of December 29, 2002, the Shoney’s Inn lodging system consisted of 47 Shoney’s Inns containing 4,526 rooms, of which 20, containing 2,454 rooms, are owned or managed by us. Shoney’s Inns are currently located in 11 states with a concentration in the Southeast.

     We have no plans to develop and operate Sumner Suites hotels in the near term. We are, however, developing this type of hotel for third parties, including new AmeriSuites hotels for Prime. Also, we retain ownership of the Sumner Suites registered trademark and may continue to develop hotels under this name in the longer term.

     Shoney’s Inns operate in the upper portion of the economy, limited-service segment of the hotel and lodging business and are designed to appeal to both business and leisure travelers, with rooms usually priced between $40 and $65 per night. The typical Shoney’s Inn includes 60 to 120 rooms and, in most cases, meeting rooms. Although Shoney’s Inns do not offer full food service, most offer continental breakfast and most of the Shoney’s Inns are located adjacent or in close proximity to Shoney’s restaurants. Management believes that its strategy of locating most of its Shoney’s Inns in close proximity to free-standing Shoney’s restaurants has given it a competitive advantage over many other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures, operating costs or higher room rates.

     We also franchise and manage Shoney’s Inns, earning revenues from royalties, reservation services and management services provided to the franchisees, as well as from reservation services provided to other hotel chains and independent hotel operators. We also lease hotels and restaurants to others, earning rental income from these third party lessees.

     On May 2, 2002, we became the exclusive franchisor of GuestHouse Inns & Suites, which consists of 72 properties containing 5,234 rooms currently open and operating in 20 states, including eight states in which Shoney’s Inns operate. GuestHouse Inns & Suites operate in the mid-market portion of the limited-service segment of the hotel and lodging business, with rooms typically priced between $50 and $70 per night. The properties range in size from 21 to 180 rooms and, in most cases, contain meeting rooms. They are designed to appeal to both business and leisure travelers. We are currently in the process of converting the name of the Shoney’s Inn chain to the GuestHouse brand. Twelve Shoney’s Inns containing 1,308 rooms have been converted to GuestHouse thus far.

     Our operations have been supplemented by contract revenues from construction and development of hotels for third parties. Revenues from these activities have varied widely from period to period, depending upon whether our construction and development activities were primarily focused on our own facilities or on outside projects. Construction revenues are recognized on the percentage of completion basis.

     ShoLodge, Inc. was incorporated under the laws of the State of Tennessee in 1976. Our executive offices are located at 130 Maple Drive, North, Hendersonville, Tennessee 37075, (615) 264-8000

Summary of the Terms of the Exchange Offers and Consent Solicitations

     The exchange offer relates to the exchange of approximately $23 million aggregate principal amount of old notes of both Series A and Series B for an equal aggregate principal amount of new notes of Series A-1 and Series B-1. The form and terms of the new notes are substantially the same as the form and terms of the old notes, except that the new notes will pay a higher interest rate and both the new notes and the old notes will be affected by the proposed amendments to the indenture under which they are issued. We issued the old notes under an indenture which grants you a number of rights. The new notes will be issued under the same indenture and you will have identical rights under the indenture, as amended by the proposed amendments as the holders of the old notes. See “Description of the New Notes.” A tender of old notes will be deemed a consent to certain amendments to the respective indenture under which those notes were issued. These amendments include eliminating the annual “put” right of note holders, eliminating required redemption upon the death of a note holder, and revising certain restricted payment and net worth covenants. We describe those amendments in more detail in this prospectus under “The Proposed Amendments.” We will not be required to complete either exchange offer if we do not receive valid consents sufficient to effect the amendments with respect to both series of notes listed above, although we are free to waive this or any other condition with respect to either of the exchange offers.

     From time to time, we have purchased old notes in open market and privately negotiated transactions. As of January 31, 2003, there were approximately $25,948,000 Series A notes and $19,179,000 Series B notes outstanding, not including notes held by the company or its subsidiaries. Approximately $500,000 Series A notes and $500,000 Series B notes are held by officers and directors of Sholodge.

Questions And Answers About The Exchange Offers And Consent Solicitations

Q: What Will I Receive in the Exchange Offers and Consent Solicitations?

You will receive $1,000 principal amount of our 10.15% Senior Subordinated Notes, Series A-1, due 2006, for each $1,000 principal amount of our 9.75% Senior Subordinated Notes, Series A, due 2006, tendered in this offer. In addition, you will receive $1,000 principal amount of 9.95% Senior Subordinated Notes, Series B-1, due 2007, for each $1,000 principal amount of our 9.55% Senior Subordinated Notes, Series B, due 2007, tendered in this offer. On the first payment date following the closing of the exchange offer, a holder exchanging in the offer will receive payment for accrued interest on such holder’s old notes at the applicable interest rate for the old notes through the effective date and payment for accrued interest on such holder’s new notes at the applicable interest rate for the new notes from the effective date. A tender of old notes will be deemed a consent to certain amendments to the respective indenture under which those notes were issued. We describe those amendments in this prospectus under “The Proposed Amendments.” In order to be exchanged, an old note must be properly tendered and accepted. We will only accept tenders for that number of old notes sufficient to effect the amendments with respect to both series of the old notes. Tenders of old notes will be accepted promptly after expiration of the exchange offers on a first come, first served basis.

Q: What are the Consequences of not Tendering in the Exchange Offers?

If the exchange offers are consummated and the proposed amendments to the indenture have been adopted, the amendments will apply to all old notes not acquired in the exchange offers as well as to the new notes issued in the exchange offers. All old notes that remain outstanding after completion of the exchange offers will be governed by the indenture as amended by the proposed amendments, which will have less restrictive terms for the company and will afford reduced protection to the holders of the old notes compared to those currently in the indenture. See “Risk Factors – Risk Factors Relating to the Exchange Offers and Consent Solicitations – The proposed amendments to the indenture will afford reduced protection to remaining holders of old notes.” In addition, holders that do not tender in the exchange offers will not receive the benefit of the higher interest rates of the new notes.

Q: How do the Old Notes Differ from the New Notes to be Issued in the Exchange Offers?

The old notes and the new notes will be governed by the same indenture. As a result, any amendments to the indenture that result from the consent solicitations will affect both the old notes and the new notes. After the effective date, the only difference between the old notes and the new notes will be the higher interest rate applicable to each series of the new notes.

Q: What are the U.S. Federal Income Tax Consequences to Holders that Tender Old Notes in the Exchange Offers?

We have received an opinion from Ernst and Young LLP stating that, in general, the receipt of new notes in connection with the exchange offers and consent solicitations should not be a taxable transaction for U.S. federal income tax purposes, and holders of old notes validly tendered in the exchange offers should not recognize gain or loss, as described in the section of this prospectus and consent solicitation statement entitled “Material United States Federal Income Tax Considerations.”

Q: What Consents are Required to Effect the Proposed Amendments to the Indenture and Consummate the Exchange Offers?

Consents from holders of notes representing, in the aggregate, fifty-one percent (51%) of the total outstanding principal amount of both series of notes outstanding under the indenture, voting as a single class, not including notes held by the company or its subsidiaries, as of the close of business on ______, 2003 must be received in order to amend the indenture. We will not be required to complete either exchange offer if we do not receive these valid consents sufficient to effect the proposed amendments to the indenture, although we are free to waive this condition at any time.

Q: Will We Accept All Tenders of Old Notes?

Subject to the satisfaction or waiver of the conditions to each exchange offer, we will be required to accept for exchange only that number of notes of either series validly tendered in the applicable exchange offer representing consents sufficient to amend the indenture. Tenders will be accepted promptly after expiration of the exchange offers on a first come, first served basis, based on the time that the notes were tendered by a note holder during the exchange offer.

Q When Will We Issue New Notes in Exchange for Old Notes?

Assuming the conditions to the exchange offers are satisfied or waived, we will issue new notes in exchange for old notes promptly following the expiration date of the applicable exchange offer.

Q: When do the Exchange Offers Expire?

The exchange offers will expire at 12:00 midnight, New York City time, on ______, 2003, unless we, in our sole discretion, extend either or both of the exchange offers, in which case the expiration date with respect to an exchange offer will be the latest date and time to which that exchange offer is extended. See “The Exchange Offers – Expiration Date; Extensions; Amendments.”

Q: What are My Rights if I Change My Mind After I Tender My Old Notes?

You may withdraw your tender at any time before the expiration of the exchange offer. A valid withdrawal of tendered old notes prior to the expiration of the exchange offer will also constitute the revocation of the related consent to the proposed amendments to the indenture. You may only revoke a consent by validly withdrawing the related old notes prior to the deadline. See “The Exchange Offers – Withdrawal of Tenders and Revocation of Corresponding Consents.”

Q: How do I Exchange My Old Notes if I am a Beneficial Owner of Old Notes held of Record by a Custodian Bank, Depositary, Broker, Trust Company or other Nominee? Will the Record Holder Exchange My Old Notes for Me?

If your old notes are held by a custodian bank, depositary, broker, trust company or other nominee and you wish to tender the old notes in the exchange offers, you should contact that institution promptly and instruct the institution to tender on your behalf. The record holder will tender your old notes on your behalf, but only if you instruct the record holder to do so. Since tenders will be accepted on a first come, first served basis after the expiration date, it is important for you to contact the institution and instruct them to promptly tender on your behalf. See “The Exchange Offers – Procedures for Tendering – Tender of Old Notes Held through a Nominee.”

Q: How do I Exchange My Old Notes if (i) they are not immediately available; (ii) time will not permit my old notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or (iii) I cannot complete the procedure for book-entry transfer on a timely basis?

In such case, you may tender your old notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Q: Do I have the Right to Dissent from the Exchange Offers or Seek Appraisal of the Old Notes I hold?

Holders of old notes do not have any appraisal or dissenters’ rights under Tennessee law, the law governing the indenture, or under the terms of the indenture in connection with the exchange offers and consent solicitations.

Q: To Whom Should I Direct Any Questions?

Questions concerning the terms of the exchange offers or the consent solicitations should be directed to the dealer manager. Questions concerning tender procedures and requests for additional copies of this prospectus and consent solicitation statement should be directed to the exchange agent. The addresses and telephone numbers of the dealer manager and the exchange agent are set forth on the back cover page of this prospectus and consent solicitation statement.

RISK FACTORS

     An investment in the registered notes involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information set forth in this prospectus, before deciding to participate in the exchange offer. The factors set forth below, however, are generally applicable to the old notes as well as the new notes.

Risk Factors Relating to the Exchange Offers and Consent Solicitations

The proposed amendments to the indenture will afford reduced protection to holders of both old notes and new notes.

     If the proposed amendments to the indenture are adopted, the covenants and certain other terms of the indenture governing both the old notes and the new notes will be less restrictive and will afford reduced protection to holders of those securities compared to the covenants and other provisions currently contained in the indenture. The proposed amendments to the indenture would, among other things:

•	eliminate the annual “put” right of note holders;

•	eliminate required redemption on death of note holders;

•	revise restricted payment covenant to permit repurchase of $3,500,000 of equity securities. The proposed revision would increase the dollar amount of restricted payments allowed under the indenture for the purchase of equity securities by $3,500,000;

•	limit the right of the Company to pay dividends on its capital stock; and

•	reduce net worth covenant by $13,000,000. Currently, the indenture requires the Company to have a minimum net worth of $75 million plus 50% of the Company’s cumulative consolidated net income since October 6, 1996. The proposed change would reduce the $75 million amount to $62 million.

     If the proposed amendments are adopted, the holders of all of the notes, including each non-exchanging holder of old notes, will be bound by the proposed amendments even if that holder did not consent to the proposed amendments. The elimination or modification of the covenants and other provisions in the indenture contemplated by the proposed amendments would, among other things, permit us to take actions that could increase the credit risk, and might adversely affect the liquidity, market price and price volatility, of the old notes or otherwise be adverse to the interests of the holders of the old notes. See “The Proposed Amendments.”

The liquidity of the old notes that are not exchanged will be reduced.

     The current trading market for the old notes is limited. The trading market for unexchanged old notes may become more limited and could cease to exist due to the reduction in the amount of the old notes outstanding upon consummation of the exchange offers. A more limited trading market might adversely affect the liquidity, market price and price volatility of these securities. If a market for unexchanged old notes exists or develops, these securities may trade at a discount to the price at which the securities would trade if the amount outstanding were not reduced, depending on prevailing interest rates, the market for similar securities and other factors. However, there can be no assurance that an active market in the unexchanged old notes will exist, develop or be maintained or as to the prices at which the unexchanged old notes may be traded.

A public market does not currently exist for the new notes offered in the exchange offers, and a market may not develop or be sustained.

     We do not plan to list the new notes offered under this prospectus and consent solicitation statement on any national securities exchange or on The Nasdaq Stock Market. The new notes will represent new securities for which no market currently exists. Although a limited market exists for the old notes, there can be no assurance that an active trading market for the new notes offered under this prospectus and consent solicitation statement will develop or, if a market develops, that it will be liquid or sustainable.

A ratings decline could adversely affect the value of the new notes.

     Any of the agencies that rate our debt have the ability to lower the ratings currently assigned to our debt as a result of their views about our current or future business, financial condition or results of operations. Any ratings decline could adversely affect the value of the new notes offered under this prospectus and consent solicitation statement as well as the value of the old notes that remain outstanding.

Our financial and operating activities are limited by restrictions contained in the terms of our financings.

     The terms governing our indebtedness impose, and the indenture governing the notes will impose, significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

•	incurring additional indebtedness;

•	creating liens on our assets;

•	paying dividends;

•	selling assets;

•	engaging in mergers or acquisitions; and

•	making investments.

     Our failure to comply with the terms and covenants in our indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing almost all of our indebtedness, including the notes, contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all of our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on the value of the notes and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us. We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

The Internal Revenue Service may disagree with the company’s position regarding the expected tax consequences resulting from the exchange offer.

     The company will not obtain a ruling from the Internal Revenue Service (the “IRS”) that the modifications to the old notes are not significant. Rather, the Company will rely on the opinion of Ernst & Young LLP (“Ernst & Young”). Holders of the old notes should review the Ernst & Young opinion and consult with their own tax advisors with respect to the conclusions reached therein. Holders of old notes should be aware that the opinion of Ernst & Young is not an unqualified opinion as to the tax consequences of the exchange of old notes for new notes. Ernst & Young is unable to give an unqualified opinion because the tax consequences of the exchange of old notes for new notes depends on whether the modifications to the notes are “significant,” and there is no specific guidance on whether certain of the modifications that are at issue here would be considered significant for this purpose. Ernst & Young’s opinion that an exchange of old notes for new notes “should not” constitute a taxable exchange indicates a degree of confidence that is higher than represented by an opinion that it is “more likely than not” that the exchange will be nontaxable, but not as high as represented by an unqualified opinion that the exchange “will be” nontaxable. Holders of the old notes should consider that the IRS may not agree with the conclusions reached by Ernst & Young as reflected in its opinion and could take the position that the exchange of the old notes for the new notes constitutes a taxable exchange.

     If the exchange of the old notes for the new notes were to constitute a taxable exchange, the holders of the old notes would recognize gain or loss equal to the difference between their basis in the old notes and the “amount realized” on the exchange. The amount realized would be the issue price of the new notes. The issue price of the new notes would be equal to their fair market value if the old notes or the new notes are “publicly traded” as defined in Treasury Regulations and would be their principal amount if the notes are not publicly traded. It is unclear whether the notes are publicly traded under the definition in the applicable Treasury Regulations, and Ernst & Young has not expressed an opinion on this issue. In addition, other tax consequences relating to the timing and amount of interest realized by the holders of the old notes may result.

     See the section herein titled “Certain United States Federal Income Tax Consequences.”

Risk Factors Relating to Our Business

We expect that the terrorist attacks on September 11, 2001 may continue to reduce the demand for our hotel rooms, which may result in reduced revenue and decreased financial performance.

     The terrorist attacks have negatively impacted general economic, market and political conditions. The recent terrorist attacks, compounded with the slowing national economy, have resulted in substantially reduced demand for lodging for both business and leisure travelers across all lodging segments. While we cannot project currently the precise impact of these events on our business, we do expect that the reduced lodging demand will result in significant declines in revenue per available room and earnings before interest, taxes, depreciation and amortization for the full year compared to last year.

Our strategic focus on lodging-related properties exposes our investors to risks common in that industry that may adversely affect an investment in our securities, including a number of operating risks that could have an adverse effect on our lodging-related business.

     The results of operations of our hotels are subject to many factors common in the lodging industry, including:

•	changes in the national, regional and local general economic climate;

•	competition from comparable hotels, many of which have greater marketing and financial resources than our hotel-operating business;

•	the desirability of particular locations;

•	the quality, philosophy and performance of the lodging facility managers and supervisors;

•	availability of qualified labor;

•	changes in room rates and increases in operating costs due to inflation and other factors;

•	capability of management information systems;

•	the need to reinvest capital to periodically repair and upgrade the lodging facilities;

•	increases in travel expenses that reduce business and leisure travel;

•	increases in infrastructure expenses such as real estate tax and utilities; and

•	fluctuating and seasonal demands of business travelers and tourism and the relationship, generally, between supply of and demand for hotel rooms (an oversupply of hotel properties or a reduction in demand for hotel rooms).

Our lodging related properties are geographically concentrated, which exposes our business to the effects of geographically oriented events and occurrences.

     Our hotels are concentrated in the Southeastern region of the United States. As a result, our lodging properties are particularly sensitive to adverse economic and competitive conditions and trends in this region, and such conditions could adversely affect our business, financial condition and results of operations. The concentration of lodging properties in one region may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse.

Our lodging related business and operations are subject to extensive employment and other governmental regulation.

     The lodging business is subject to extensive federal, state and local regulation, including building and zoning requirements, all of which can prevent, delay, make uneconomical or significantly increase the cost of developing additional lodging facilities. In addition, our lodging business and hotel operators are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions, work permit requirements and discrimination claims. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect our business, financial condition and results of operations.

We operate in a very competitive market which may limit our operating margins, diminish our market share and reduce our earnings.

     Our hotels generally operate in markets that contain numerous competitors, including a wide range of lodging facilities offering full-service, limited-service and all-suite lodging options to the public. The continued success of our hotels will be substantially dependent upon our ability to compete in such areas as affordable and competitive room rates, quality of accommodations, name recognition, service level and convenience of locations. Additionally, an increasing supply of hotel rooms in our market segment and recent consolidations in the lodging industry generally, have resulted in the creation of several large, multi-branded hotel chains with diversified operations and may adversely impact our business, financial condition and results of operations. We cannot assure you that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locations of our hotels. Furthermore, we cannot assure you that competing hotels will not provide greater competition for guests than currently exists in the markets in which our hotels operate or that new hotels will not enter such markets.

Our operating results may be affected by factors which are common in the lodging industry.

Operating results in the lodging industry may be adversely affected by factors such as:

•	changes in economic conditions;

•	changes in local market conditions;

•	an oversupply of hotel rooms;

•	a reduction in demand for hotel space in specific areas;

•	changes in travel patterns;

•	weather conditions;

•	changes in governmental regulations that influence or determine wages;

•	declines in revenue per available room;

•	changes in interest rates;

•	the availability of financing for operating or capital needs; and

•	changes in real estate tax rates and other operating expenses.

     Room supply and demand historically have been sensitive to shifts in gross domestic product growth, which has resulted in cyclical changes in occupancy rates. Due in part to the strong correlation between the lodging industry’s performance and economic conditions, the lodging industry is subject to cyclical changes in revenues. In that regard, we cannot provide assurance that current conditions in the lodging industry, or in the segments of the industry in which we operate, will not decline in the future. Furthermore, the lodging industry is seasonal in nature, with revenues typically higher in summer months than in winter months.

Compliance or failure to comply with the Americans with Disabilities Act of 1990 and other similar laws could result in substantial costs to us which will increase our operating or capital expenses and reduce our earnings.

     The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If, pursuant to the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations.

     We may also incur significant costs in order to comply or maintain continued compliance with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. However, we do not know whether existing requirements will change or whether compliance with future requirements will include significant unanticipated expenditures that will affect our cash flow and results from operations.

HISTORICAL FINANCIAL AND OPERATING DATA

     The historical financial and operating data below as of and for each of the years in the three-year period ended December 30, 2001 are derived from our audited financial statements which are incorporated herein by reference to our Form 10-K/A for the year ended December 30, 2001. The historical financial and operating data below as of and for each of the year to date periods of 2002 and 2001 are derived from our unaudited financial statements which are incorporated herein by reference to our Form 10-Q for the quarter ended October 6, 2002.

	FISCAL YEAR ENDED					40 WEEKS ENDED

	DECEMBER 28,	DECEMBER 27,	DECEMBER 26,	DECEMBER 31,	DECEMBER 30,	OCTOBER 7,	OCTOBER 6,
	1997	1998	1999	2000	2001	2001	2002

	(amounts in thousands except for per share data)
REVENUES:
Hotel	$70,237	$67,866	$65,116	$45,429	$12,533	$10,115	$11,550
Franchising, management and reservation services	3,164	3,119	4,152	3,606	3,971	2,941	4,701
Construction and development	0	81	11,234	12,037	27,480	18,048	7,115
Rent income	442	532	483	1,955	3,468	2,700	2,647
Other income	395	30	360	49	337	134	41

Total revenues	74,238	71,628	81,345	63,076	47,789	33,938	26,054
COSTS AND EXPENSES:
Hotel	42,041	44,059	45,382	33,653	10,193	7,832	9,347
Franchising, management and reservation services	2,301	2,393	2,420	2,460	2,192	1,427	3,083
Construction and development	0	71	9,826	12,571	25,692	16,847	8,271
Rent expense	1,991	9,838	13,530	10,333	582	466	471
General and administrative	3,949	6,358	6,342	5,019	5,927	4,418	5,285
Depreciation and amortization	10,169	7,801	6,887	5,565	4,440	3,442	3,383
Write-off of intangible assets						0	6,808

Total expenses	60,451	70,520	84,387	69,601	49,026	34,432	36,648

Operating earnings (loss)	13,787	1,108	(3,042)	(6,525)	(1,237)	(494)	(10,594)

Gain on sale of property and leasehold interests	3,819	20,511	15,002	4,902	3,762	3,797	414
Gain on sale of available-for-sale securities	0	0	0	0	0	0	315
Gain (loss) on early extinguishments of debt	(287)	(1,667)	3,861	7,307	913	848	2,605
Interest expense	(11,249)	(10,376)	(12,109)	(10,471)	(8,452)	(6,001)	(6,902)
Interest income	1,762	4,948	6,182	6,462	6,376	5,076	4,236
Arbitration award						0	8,900

Earnings from continuing operations before income taxes and minority interests	7,832	14,524	9,894	1,675	1,362	3,226	(1,026)
Income taxes	(1,968)	(5,886)	(3,376)	(1,000)	(454)	(1,521)	(351)
Minority interests in earnings of consolidated subsidiaries and partnerships	(173)	(648)	(1,910)	(57)	(58)	(45)	(38)

Earnings from continuing operations before cumulative effect of change of accounting policy	5,691	7,990	4,608	618	850	1,660	(1,415)
Discontinued operations:
Operations of hotel disposed of, net of income tax effect	311	156	(69)	(40)	62	71	(40)
Gain on disposal of discontinued businesses, net of income tax effect	526	0	0	0	0	0	205
Cumulative effect of change in accounting policy, net of income tax effect	(1,164)	0	0	0	0	0	0

Net earnings	$5,364	$8,146	$4,539	$578	$912	$1,731	$(1,250)

Earnings per common share
Basic:
Earnings from continuing operations before cumulative effect of change of accounting policy	$0.69	$0.98	$0.71	$0.11	$0.15	$0.30	$(0.27)

Net earnings	$0.65	$0.99	$0.70	$0.11	$0.16	$0.31	$(0.24)

Diluted:
Earnings from continuing operations before cumulative effect of change of accounting policy	$0.68	$0.93	$0.68	$0.11	$0.15	$0.30	$(0.27)

Net earnings	$0.64	$0.95	$0.67	$0.10	$0.16	$0.31	$(0.24)

Weighted average common shares outstanding
Basic	8,245	8,191	6,518	5,472	5,465	5,534	5,113

Diluted	8,415	8,611	6,745	5,554	5,530	5,606	5,113

Balance sheet data:
Working capital	$54,120	$(22,516)	$9,337	$4,557	$(6,777)	$7,457	$61,413
Total assets	299,877	295,001	270,314	204,631	206,587	208,445	193,567
Long-term debt and capitalized leases	154,638	125,539	122,233	90,762	86,293	92,469	86,992
Shareholders’ equity	95,352	98,099	90,878	90,322	89,273	91,736	87,949

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”). In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective December 31, 2001. A reconciliation of previously reported net income to the pro forma amounts adjusted for the exclusion of goodwill amortization net of the related income tax effect follows:

	FISCAL YEAR ENDED					40 WEEKS ENDED

	DECEMBER 28,	DECEMBER 27,	DECEMBER 26,	DECEMBER 31,	DECEMBER 30,	OCTOBER 7,	OCTOBER 6,
	1997	1998	1999	2000	2001	2001	2002

	(amounts in thousands except for per share data)
Reported net income	$5,364	$8,146	$4,539	$578	$912	$1,731	$(1,250)
Add: goodwill amortization	261	261	261	261	261	200	—

Pro forma adjusted net income	$5,625	$8,407	$4,800	$839	$1,173	$1,931	$(1,250)

Reported basic earnings per share	$0.65	$0.99	$0.70	$0.11	$0.16	$0.31	$(0.24)
Add: goodwill amortization	0.03	0.04	0.04	0.04	0.05	0.04	—

Pro forma adjusted basic earnings per share	$0.68	$1.03	$0.74	$0.15	$0.21	$0.35	$(0.24)

Reported diluted earnings per share	$0.64	$0.95	$0.67	$0.10	$0.16	$0.31	$(0.24)
Add: goodwill amortization	0.03	0.03	0.04	0.04	0.05	0.04	—

Pro forma adjusted diluted earnings per share	$0.67	$0.98	$0.71	$0.14	$0.21	$0.35	$(0.24)

Notes to Historical Financial and Operating Data

(A)	Fluctuations in hotel revenues, hotel operating costs and expenses, and depreciation expense are due primarily to fluctuations in the number of hotels operated by the Company. At the end of 1997, 1998, 1999, 2000 and 2001, there were 49, 38, 42, 14, and 13 hotels, respectively, being owned and operated by the Company. Sixteen hotels were sold in July of 1998 to a group of buyers affiliated with each other. In July of 2000, the Company sold its operating interest in 27 hotels to Prime Hospitality Corp. (“Prime”) by selling its leasehold interest in 24 of them and leasing the remaining three to them.

(B)	Construction and development revenues and cost and expenses vary widely from year to year depending upon the number of third party construction contracts in progress. Prior to 1999, construction and development was done primarily on the Company’s own hotels.

(C)	Rental revenues increased significantly in 2000 due to the lease of the three hotels to Prime as discussed in (A) above, increasing rent income by approximately $3.0 million per year beginning in July of 2000.

(D)	Rent expense fluctuations are due primarily to rent paid to the landlord on 24 hotels sold and leased back in 1997, 1999, and 2000, prior to the sale of these leasehold interests to Prime in July of 2000. Fourteen hotels were sold and leased back in November of 1997; six hotels were sold and leased back in June of 1999; and four hotels were sold and leased back in May of 2000.

(E)	The unusually high level of gains on sales of properties in 1998 and 1999 was due to the sale of the sixteen hotels in July of 1998, a portion of which was recognized in 1998 and the remainder in 1999 due to the installment method of accounting required on four of the hotels sold due to insufficient down payments in 1998.

(F)	Losses in 1997 and 1998 on early extinguishments of debt were in connection with the sale of hotels. The gains in 1999, 2000, and 2001 were due primarily to the Company’s repurchases of its outstanding public debt at a discount.

(G)	The gains and losses from early extinguishment of debt previously classified as extraordinary items have been reclassified to conform with the provisions of SFAS No. 145 which was adopted by the Company at the beginning of fiscal 2002.

(H)	This table reclassifies the operations of one hotel sold in June of 2002 to discontinued operations for all periods presented.

UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma condensed consolidated balance sheet set forth below gives effect to the exchange offer as if such transaction had been consummated on October 6, 2002.

     On May 2, 2002, the Company acquired 100% of the outstanding stock of GuestHouse International Franchise Systems, Inc. (“GuestHouse”) and GuestHouse became a wholly owned subsidiary of the Company.

     The unaudited pro forma condensed consolidated statements of earnings give effect to: (i) the acquisition of GuestHouse, and (ii) the exchange offer as if such transactions had been consummated on January 1, 2001.

     The new notes bear an interest rate 40 basis points higher than the corresponding old notes. We estimate that the cost to the company of the exchange offers will be approximately $600,000. The unaudited pro forma condensed consolidated financial statements do not reflect any anticipated cost savings or any synergies that are anticipated to result from the transactions as there can be no assurance that such cost savings or synergies will occur. The unaudited pro forma condensed consolidated financial statements presented herein do not purport to represent what the Company’s results of operations or financial position would have been had such transactions, in fact, occurred at the beginning of the periods presented or to project the Company’s results of operations in any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K/A for the year ended December 31, 2001, the unaudited condensed consolidated financial statements of the Company included in its Quarterly Reports on Form 10-Q/A for the quarters ended April 21, 2002, July 14, 2002 and October 6, 2002, and the financial statements of GuestHouse International Franchise Systems, Inc. for the year ended December 31, 2001 included in ShoLodge, Inc.’s Current Report (Form 8-K/A) dated July 16, 2002 that have been filed with the Securities and Exchange Commission and incorporated by reference in this document.

ShoLodge, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
October 6, 2002
(in thousands of dollars)

		Offering
	ShoLodge, Inc.	Pro Forma		Pro Forma
	Historical (1)	Adjustments		Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$1,061			$1,061
Restricted cash	200			200
Accounts receivable-trade, net	4,187			4,187
Construction contracts	5,927			5,927
Costs and estimated earnings in excess of billings on construction contracts	401			401
Prepaid expenses	662			662
Notes receivable, net	63,247			63,247
Other current assets	171			171

Total current assets	75,856	—		75,856
Notes receivable, net	10,151			10,151
Restricted cash	24			24
Property and equipment	114,000			114,000
Less accumulated depreciation and amortization	(22,099)			(22,099)

	91,901	—		91,901
Land under development or held for sale	11,125			11,125
Deferred charges, net	2,346			2,346
Goodwill, net	766			766
Franchise costs, net	128			128
Other assets	1,270			1,270

	$193,567	$—		$193,567

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$8,877	$600	(A)	$9,477
Taxes payable other than on income	569			569
Income taxes payable	987	(228	) (A)	759
Current portion of long-term debt	4,010			4,010
Due to affiliates				—
Other current liabilities				—

Total current liabilities	14,443	372		14,815
Long-term debt, less current portion	86,991			86,991
Deferred income taxes	992			992
Deferred credits	2,367			2,367
Minority interests in equity of consolidated subsidiaries and partnerships	825			825

Total liabilities	105,618	372		105,990

Shareholders’ equity:
Preferred stock (no par value; 1,000 shares authorized; no shares issued)	—			—
Series A redeemable nonparticipating stock (no par value; 1 share authorized, no shares outstanding)	—			—
Common stock (no par value; 20,000 shares authorized, 5,119 shares issued and outstanding	1			1
Additional paid-in capital	23,580			23,580
Retained earnings (accumulated deficit)	65,751	(372	) (A)	65,379
Notes receivable from officer, net of discount of $156	(1,383)			(1,383)

Total shareholders’ equity	87,949	(372)		87,577

	$193,567	$—		$193,567

(1)	Derived from the October 6, 2002 unaudited balance sheet of ShoLodge, Inc.

Description of Pro Forma Adjustments

(A)
Estimated cost of exchange offer and consent solicitation, including underwriting fee of $300 and legal, accounting, printing, and other costs totalling approximately $300. The costs are expensed as incurred in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

ShoLodge, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Earnings
Three Fiscal Quarters Ended October 6, 2002
(in thousands of dollars except for per share data)

			Pro Forma		Pre-Offering	Offering
	ShoLodge, Inc.	GuestHouse	Purchase		Pro Forma	Pro Forma		Pro Forma
	Historical (1)	Historical (2)	Adjustments		Consolidated	Adjustments		Consolidated

Revenues:
Hotel	$11,550	$—			$11,550			$11,550
Franchising, management and reservation services	4,701	495			5,196			5,196
Construction and development	7,115				7,115			7,115
Rent income	2,647				2,647			2,647
Other income	41				41			41

Total revenues	26,054	495	$—		26,549	—		26,549
Costs and expenses (A):
Hotel	9,347				9,347			9,347
Franchising, management and reservation services	3,083	635			3,718			3,718
Construction and development	8,271				8,271			8,271
Rent expense, net	471				471			471
General and administrative	5,285				5,285			5,285
Depreciation and amortization	3,383	63	(63	)(B)	3,467			3,467
			84	(B)
Write-off of intangible assets	6,808				6,808			6,808

Total costs and expenses	36,648	698	21		37,367	—		37,367

Operating loss	(10,594)	(203)	(21)		(10,818)			(10,818)
Gain on sale of property and leasehold interests	414				414			414
Gain on sale of available-for-sale securities	315				315			315
Gain on early extinguishment of debt	2,605				2,605			2,605
Interest expense	(6,902)		(37	)(C)	(6,939)	(71	)(E)	(7,010)
Interest income	4,236				4,236			4,236
Arbitration award	8,900				8,900			8,900

Earnings (loss) before income taxes and minority interests	(1,026)	(203)	(58)		(1,287)	(71)		(1,358)
Income taxes	(351)		99	(D)	(252)	27	(D)	(225)
Minority interests in earnings of consolidated subsidiaries and partnerships	(38)				(38)			(38)

Earnings from continuing operations	$(1,415)	$(203)	$41		$(1,577)	$(44)		$(1,621)

Net earnings from continuing operations per common share:
Basic	$(0.27)				$(0.31)			$(0.32)

Diluted	$(0.27)				$(0.31)			$(0.32)

Weighted average common shares outstanding:
Basic	5,113				5,113			5,113

Diluted	5,113				5,113			5,113

(1)	Derived from the forty weeks ended October 6, 2002 unaudited statement of earnings of ShoLodge, Inc.

(2)	Derived from the four months ended April 30, 2002 unaudited statement of operations of GuestHouse International Franchise Systems, Inc.

Description of Pro Forma Adjustments

(A)	The Company already has the basic infrastructure in place to administer the ongoing business of GuestHouse. Therefore, the Company’s management estimates that the incremental cost and expenses to be incurred will be significantly reduced; however, no pro forma reductions in franchising costs and expenses from the first four months of 2002 historical amounts have been assumed.

(B)	Approximately $1,516 of the $1,700 acquisition cost has been allocated to intangible assets. The value of the intangible assets will be allocated to separately identified intangible assets upon the completion of a valuation analysis. For purposes of this pro forma statement of operations, it is estimated that $750 represents the value of franchise rights acquired and that the average amortizable life of these rights is three years. The remaining $766 represents the estimated value of goodwill and indefinite lived intangible assets and is not subject to amortization in accordance with the provisions of Statement of Financial Accounting Standard No. 142.

(C)	The Company borrowed $1,500 to fund the acquisition, and the interest rate applicable to this borrowing averaged 7.25% in the first three fiscal quarters of 2002.

(D)	The provision (benefit) for federal and state income taxes is assumed to be 38% of pretax earnings.

(E)	Interest expense would have increased by approximately $71 assuming 51% of currently outstanding senior subordinated notes totalling $45,284 were converted. The increase consists of a 40 basis point increase in interest rate on the exchanged notes.

ShoLodge, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Earnings
Fiscal Year Ended December 30, 2001
(in thousands of dollars except for per share data)

			Pro Forma		Pre-Offering	Offering
	ShoLodge, Inc.	GuestHouse	Purchase		Pro Forma	Pro Forma		Pro Forma
	Historical(1)	Historical(2)	Adjustments		Consolidated	Adjustments		Consolidated

Revenues:
Hotel	$12,533	$—			$12,533			$12,533
Franchising and management	3,971	1,721			5,692			5,692
Construction and development	27,480				27,480			27,480
Rent income	3,468				3,468			3,468
Other income	337				337			337

Total revenues	47,789	1,721	$—		49,510	$—		49,510
Costs and expenses(A):
Hotel	10,193				10,193			10,193
Franchising and management	2,192	3,286			5,478			5,478
Construction and development	25,692				25,692			25,692
Rent expense, net	582				582			582
General and administrative	5,927				5,927	—	(F)	5,927
Depreciation and amortization	4,440	336	(336	)(B)	4,690			4,690
			250	(B)

Total costs and expenses	49,026	3,622	(86)		52,562	—		52,562

Operating loss	(1,237)	(1,901)	86		(3,052)			(3,052)
Gain on sale of property and leasehold interests	3,762				3,762			3,762
Gain on early extinguishments of debt	913				913			913
Interest expense	(8,452)		(119	)(C)	(8,571)	(106	)(E)	(8,677)
Interest income	6,376				6,376			6,376

Earnings (loss) from continuing operations before income taxes and minority interests	1,362	(1,901)	(33)		(572)	(106)		(678)
Income taxes	(454)		735	(D)	281	40	(D)	321
Minority interests in earnings of consolidated subsidiaries and partnerships	(58)				(58)			(58)

Earnings (loss) from continuing operations	$850	$(1,901)	$702		$(349)	$(66)		$(415)

Net earnings (loss) from continuing operations per common share:
Basic	$0.15				$(0.06)			$(0.08)

Diluted	$0.15				$(0.06)			$(0.08)

Weighted average common shares outstanding:
Basic	5,465				5,465			5,465

Diluted	5,530				5,465			5,465

(1)	Derived from fiscal year ended December 30, 2001 audited statement of earnings of ShoLodge, Inc., as reclassified for discontinued operations.

(2)	Derived from fiscal year ended December 31, 2001 audited statement of operations of GuestHouse International Franchise Systems, Inc.

Description of Pro Forma Adjustments

(A)	The Company already has the basic infrastructure in place to administer the ongoing business of GuestHouse. Therefore, the Company’s management estimates that the incremental cost and expenses to be incurred will be significantly reduced; however, no pro forma reductions in franchising costs and expenses from the 2001 historical amounts have been assumed.

(B)	Approximately $1,516 of the $1,700 acquisition cost has been allocated to intangible assets. The value of the intangible assets will be allocated to separately identified intangible assets upon the completion of a valuation analysis. For purposes of this pro forma statement of operations, it is estimated that $750 represents the value of franchise rights acquired and that the average amortizable life of these rights is three years. The remaining $766 represents the estimated value of goodwill and other intangible assets and is not subject to amortization in accordance with the provisions of Statement of Financial Accounting Standards No. 142.

(C)	The Company borrowed $1,500 to fund the acquisition, and the interest rate applicable to this borrowing averaged 7.90% in 2001.

(D)	The provision (benefit) for federal and state income taxes is assumed to be 38% of pretax earnings.

(E)	Interest expense would have increased by approximately $106 assuming 51% of currently outstanding senior subordinated notes totalling $48,546 were converted. The increase consists of a 40 basis point increase in interest rate on the exchanged notes ($99), and an additional 40 basis point increase in the interest rate on the $3,408 annual put on December 1, 2001, which would have been avoided by the terms of the consent solicitation ($7).

(F)	The estimated cost of $600 of the offering would have been expensed as incurred in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, but does not represent an ongoing expense.

RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges was 1.29, 1.67, 1.42, 1.09 and 1.06 for the years ended December 28, 1997, December 27, 1998, December 26, 1999, December 31, 2000 and December 30, 2001, respectively. Earnings in the twelve weeks ended October 6, 2002, were inadequate by $1.5 million to cover fixed charges. Earnings used in computing the ratio of earnings to fixed charges consist of earnings from continuing operations before minority interest in earnings of consolidated subsidiaries and partnerships and income taxes, plus fixed charges. Fixed charges means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus debt-related fees and amortization of deferred financing costs.

     The ratio of earnings to fixed charges includes gains (losses) from early extinguishment of debt due to the adoption of SFAS No. 145 which resulted in the inclusion of gains (losses) from the early extinguishment of debt of $(0.3) million, $(1.7) million, $3.9 million, $7.3 million, and $0.9 million for the years ended 1997, 1998, 1999, 2000, and 2001, respectively, and $0.1 million for the twelve weeks ended October 6, 2002. Had SFAS No. 145 not been adopted and applied retroactively, the ratio would have been 1.32, 1.96, and 1.29 for the years ended 1997, 1998, and 1999, respectively. Earnings in the years ended 2000 and 2001 and in the twelve weeks ended October 6, 2002 would have been inadequate by $6.0 million, $0.4 million, and $1.6 million, respectively, if SFAS No. 145 had not been adopted.

RECENT DEVELOPMENTS

     Sholodge expects to report net losses in the fourth quarter of 2002 of approximately $20 million on an unaudited basis. The losses are primarily the result of losses on the sale of hotels, charge-offs of construction and development costs on abandoned hotel development projects and write-downs of notes and accounts receivable due to impaired values of hotels underlying the receivables.

     Approximately $12 million of the estimated net losses are from the write-down of 18 notes receivable totaling $67.8 million secured by first mortgages on 18 hotel properties. Fifteen of the mortgages totaling $58.8 million are cross-collateralized and cross-defaulted and mature on July 30, 2003. Even though all first mortgage payments on these 15 hotels have been timely received, in late December of 2002 the owner notified the Company that it is highly unlikely that it will be able to refinance the properties by the notes' maturity dates. Consequently, since the Company does not desire to extend the maturity dates, the Company anticipates that it will be necessary to resume title to the properties. The owner of the properties agreed in late December of 2002 to transfer the hotels back to the Company by deeds in lieu of foreclosure. In anticipation of this, the Company began midway through the fourth fiscal quarter to seek cash purchasers of the properties in the event the Company re-acquired ownership. The Company generally does not buy and sell hotels, typically selling only one or two hotels each year, and any new hotels added are almost always developed rather than purchased. The only sale of a hotel property by the Company between September 11, 2001, and December 27, 2002, was at a pre-tax gain of $331,000. The two hotels sold in 2001 were also sold at a gain. Therefore, based upon the Company's recent experience, the Company has been greatly disappointed in offers received recently for the fifteen hotels securing the notes receivable. Since the Company does not desire to take back ownership and operate the properties, it is likely to sell the properties at values significantly below the balances of the notes receivable and has decided to write the notes receivable down to the estimated net sales prices of the properties.

     Separately from the hotels collateralizing notes receivable discussed above, the Company sold six of its company-owned hotels on December 27, 2002, at an after-tax net loss of approximately $3 million. The Company transferred the five hotels for notes receivable with a maturity of six months. Accordingly, the transaction did not quality as a sale and the properties will continue to be carried on the Company’s balance sheet. The buyer intends to re-sell the hotels. If the buyer is unsuccessful and the hotels ultimately have to be taken back, the Company intends to pursue other potential buyers.

     The Company constructed two hotels for third parties from which it has been unable to collect the balances due. One of the contracts receivable is for approximately $2 million and the Company received an arbitration award of substantially all of its claim in the fourth quarter to be paid within 30 days of the October 30, 2002 award date. The owner of the hotel failed to pay the award when due, and on January 3, 2003 filed Chapter 11 bankruptcy. Since it is now in the control of the bankruptcy court, the Company has charged the entire balance off in the fourth quarter. As a result, the Company has charged the entire balance off in the fourth quarter. The other contract receivable is for approximately $1 million, and arbitration proceedings were initiated on January 15, 2003. The owner of the hotel claims damages in excess of the amount owed. Consequently, the Company has charged the entire amount off in its fourth quarter. Any recovery will be recorded as earned when received. These two contracts together resulted in an after-tax charge-off in the fourth quarter of approximately $2 million.

     The Company has incurred development costs related to several sites upon which hotel development for third parties was planned. In early 2002, the lodging industry anticipated an economic upturn in the second half of the year. The upturn failed to materialize. Consequently, new hotel development opportunities eroded in late 2002 and the development opportunities on all of these sites were lost. These development costs, which had been previously capitalized, were charged off in the fourth quarter since none of the costs improved the value of the land upon which they were incurred. The impact of these charge-offs on the fourth quarter net earnings totaled approximately $1 million.

     An estimated $2 million net loss from routine operations is expected in addition to the transactions discussed above, principally due to the off season for the hotel industry and to the uncollectibility of unsecured accounts receivable, primarily management fees, royalty fees and reservation fees.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission. Our Commission filings are also available over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at l-800-SEC-0330 to obtain information on the operation of the public reference room. We have filed with the Commission a Registration Statement on Form S-4 with respect to the new notes. This prospectus, which is a part of the registration statement, omits some of the information included in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document, we refer you to the relevant exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by the exhibit.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or make other forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

•	the success or failure of our efforts to implement our business strategy; and

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

     We do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see “Risk Factors” in this prospectus. You should consider carefully the information set forth under the caption “Risk Factors” in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this offering memorandum might not occur.

INCORPORATION BY REFERENCE

     The Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the Commission may update and supersede the information we incorporate by reference. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 by us until the exchange offer is complete.

(1)	Our Form 10-K/A for the year ended December 31, 2001;

(2)	Our Form 10-Q/A for the quarter ended April 21, 2002;

(3)	Our Form 10-Q/A for the quarter ended July 14, 2002;

(4)	Our Form 10-Q/A for the quarter ended October 6, 2002;

(5)	Our Current Report on Form 8-K filed on May 17, 2002;

(6)	Our Amendment to Current Report on Form 8-K/A filed on July 16, 2002;

(7)	Our Current Report on Form 8-K filed on January 22, 2003;

(8)	Our Current Report on Form 8-K filed on February , 2003; and

(9)	Our Proxy Statement filed with the Commission on April 25, 2002.

THE EXCHANGE OFFERS

Terms of the Exchange Offers and Consent Solicitations

     We are offering to exchange new notes for each of our two series of issued and outstanding senior subordinated notes in two separate exchange offers. Specifically, we are offering:

•	$1,000 principal amount of our 10.15% Senior Subordinated Notes, Series A-1, due 2006, which we refer to as the “Series A-1 notes,” for each $1,000 principal amount of our 9.75% Senior Subordinated Notes, Series A, due 2006, which we refer to as the “Series A notes.”

•	$1,000 principal amount of 9.95% Senior Subordinated Notes, Series B-1, due 2007, which we refer to as the “Series B-1 notes,” for each $1,000 principal amount of our 9.55% Senior Subordinated Notes, Series B, due 2007, which we refer to as the “Series B notes.”

     We refer to the Series A-1 notes and Series B-1 notes together as the “new notes.” The Series A notes and Series B notes are together referred to as the “old notes.” The indenture for the old notes will also govern the new notes. Approximately $500,000 Series A notes and $500,000 Series B notes are hold by officers and directors of the Company.

     The principal amounts, redemption terms and payment and maturity dates of a particular series of new notes offered in the exchange offers will be the same as those of the corresponding series of old notes including the proposed amendments. The interest rate, however, has been increased for each series of new notes. The new notes you receive in exchange for old notes will accrue interest from the effective date and the old notes will accrue interest through the effective date. On the first payment date following the closing of the exchange offers, a holder exchanging in the offers will receive payment for accrued interest on such holder’s old notes at the applicable interest rate for the old notes through the effective date and payment for accrued interest on such holder’s new notes at the applicable interest rate for the new notes after the effective date.

     We are also soliciting consents from the holders of each series of old notes to effect amendments to the indenture under which the old notes were issued and the new notes will be issued. For a description of the proposed amendments, see “The Proposed Amendments.” Our obligation to complete each exchange offer is conditioned on, among other things, receipt of valid and unrevoked consents to the amendments by the deadline from the holders of notes representing, in the aggregate, fifty-one percent (51%) in principal amount outstanding of both of the two series of old notes, voting as a single class, which we refer to as the consent condition, although we will be free to waive this or any other condition with respect to either of the exchange offers. A holder validly tendering notes for exchange will, by tendering those notes, be consenting to the proposed amendments to the indenture under which those notes were issued. The new notes that we will issue in exchange for old notes will carry a higher interest rate which is included as an incentive to consent to the proposed amendments to the indenture.

     We intend to accept tenders representing 51% of the outstanding principal amount, in the aggregate, of the outstanding old notes of both series. As stated, we will accept tenders on a first come, first served basis based on the time notes were tendered during the exchange offer. In the event this method does not provide a clear line of demarcation at 51%, we shall accept a greater amount solely to avoid accepting some, but not all of an individual tender or accepting notes from one party but not another where no differentiation of the time of tender is available.

     If the required consents are received with respect to each series of old notes, then we, along with the trustee under the indenture, will execute a supplemental indenture setting forth the proposed amendments in respect of both series. Under the terms of the supplemental indenture, the amendments will not become operative with respect to a series of old notes until we exchange the old notes of that series which have been validly tendered and not withdrawn and which we have accepted for new notes of the corresponding series pursuant to the applicable exchange offer. Each non-exchanging holder of either series of old notes will be bound by the supplemental indenture. We will only be required to accept that number of tendered old notes of each series that will represent the minimum number of consents necessary to amend the indenture. Tendered old notes will be accepted promptly after the expiration of the exchange offers on a first come, first served basis.

Conditions to the Exchange Offers and Consent Solicitations

     Our obligation to complete each exchange offer is subject to the satisfaction or waiver by us of the following conditions:

•	the consent condition described under “Terms of the Exchange Offers and Consent Solicitations” above; and

•	the following statements being true:

     (1)  There does not exist, in our reasonable judgment, any actual or threatened legal impediment, including a default under an agreement, indenture or other instrument or obligation to which we are party or by which we are bound, to the consummation of the exchange offers or any change or development, including a prospective change or development, that, in our sole judgment, has or may have a material adverse effect on us or on the value of the exchange offers to us;

     (2)  The trustee has executed and delivered a supplemental indenture relating to the proposed amendments and has not objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of:

(i) either of the exchange offers;

(ii) the exchange of old notes under the exchange offers;

(iii) the consent solicitations; or

(iv) our ability to effect the proposed amendments;

     (3)  The trustee has not taken any action that challenges the validity or effectiveness of the procedures used by us in soliciting consents, including the form thereof, or in making the exchange offers, the exchange of the old notes under the exchange offers or the consent solicitations.

     All of these conditions are for our sole benefit and may be waived by us, in whole or in part, and with respect to the exchange offers for either or both series of old notes, in our sole discretion. Any determination we make concerning these events, developments or circumstances shall be conclusive and binding.

     If any of these conditions is not satisfied with respect to a particular series of old notes, we may, at any time before or concurrently with completing the exchange offer or consent solicitation with respect to that series:

     (1)  terminate the exchange offer and the consent solicitation with respect to that series of old notes and promptly return all tendered old notes of that series to the holders thereof, whether or not we terminate the exchange offer and consent solicitation with respect to the other series of old notes;

     (2)  modify, extend or otherwise amend the exchange offer and consent solicitation with respect to that series of old notes, whether or not we modify, extend or otherwise amend the exchange offer and consent solicitation with respect to the other series of old notes, and retain all tendered old notes of that series and consents until the expiration date, as extended, of that exchange offer and consent solicitation, subject, however, to the withdrawal rights of holders (See “The Exchange Offers — Withdrawal of Tenders and Revocation of Corresponding Consents” and “— Expiration Date; Extensions; Amendments”); or

     (3)  waive the unsatisfied conditions with respect to that exchange offer and consent solicitation and accept all old notes of that series tendered and not previously withdrawn, whether or not we waive these conditions for the exchange offer and consent solicitation with respect to the other series of old notes.

Expiration Date, Extensions, Amendments

     For purposes of each of the exchange offers, the term “expiration date” means 12:00 midnight, New York City time, on ______, 2003, subject to our right to extend that date and time for either of the exchange offers in our sole discretion, in which case the expiration date shall be, with respect to that extended exchange offer, the latest date and time to which that exchange offer is extended.

     We reserve the right, in our sole discretion, to:

•	delay accepting any validly tendered old notes of either series;

•	extend either or both of the exchange offers; or

•	terminate or amend either or both of the exchange offers by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent.

     Any notice of extension shall include the number of securities deposited as of that date. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     If the exchange offers are amended in a manner we determine to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to holders of old notes and we will extend the exchange offers to a date five to ten business days after disclosing the amendment, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offers would otherwise have expired during that five to ten business day period.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of either of the exchange offers and consent solicitations, we will have no obligation to publish, advertise or otherwise communicate that public announcement other than by making a timely release to any appropriate news agency, including the Dow Jones News Service.

Effect of Tender

     Any tender by a holder of either series of old notes that is not withdrawn prior to the applicable consent payment deadline of the applicable exchange offer and which we accept for tender will constitute a binding agreement between that holder and us, and a consent to the proposed amendments, upon the terms and subject to the conditions of that exchange offer and the related letter of transmittal and consent. The acceptance of an exchange offer by a tendering holder of either series of old notes will constitute the agreement by that holder to deliver good and marketable title to the tendered old notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. The successful completion of the exchange offers may adversely affect the liquidity and market prices of any remaining old notes.

Absence of Dissenters’ Rights

     Holders of the old notes do not have any appraisal or dissenters’ rights under Tennessee law, the law governing the indenture, or under the terms of the indenture in connection with the exchange offers and consent solicitations.

Accounting Treatment of Exchange Offers

     We will account for the exchange offers as an exchange of debt under United States generally accepted accounting principles. We will expense the costs of the exchange offers in the period in which the new notes are issued.

Acceptance of Old Notes for Exchange, Delivery of New Notes

     Assuming the conditions to the exchange offers are satisfied or waived, we will issue new notes in exchange for all old notes tendered and accepted by us on the third business day following the expiration date of the applicable exchange offer or as soon as practicable after that date. We refer to the date on which we exchange new notes for old notes pursuant to any exchange offer as the “exchange date” for that exchange offer.

     We will be deemed to have accepted validly tendered old notes of either series when, and if, we have given oral or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offers, the exchange agent will deliver the new notes on the applicable exchange date upon receipt of that notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving old notes from and transmitting new notes to those holders. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offers or if old notes are withdrawn prior to the applicable expiration time, those unaccepted or withdrawn old notes will be returned without expense to the tendering holder promptly after the expiration or termination of the applicable exchange offer.

Procedures for Tendering

     If you hold old notes of either series and wish to have those notes exchanged for new notes of the corresponding series, you must validly tender (or cause the valid tender of) your old notes using the procedures described in this prospectus and consent solicitation statement and in the accompanying letter of transmittal and consent. The proper tender of old notes will constitute an automatic consent to the proposed amendments to the indenture.

     The procedures by which you may tender or cause to be tendered old notes will depend upon the manner in which you hold the old notes, as described below.

Tender of old notes held through a Nominee

     If you are a beneficial owner of old notes that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender old notes in either of the exchange offers, you should contact the record holder promptly and instruct the record holder to tender the old notes and deliver a consent on your behalf using one of the procedures described below.

Tender of old notes with DTC

     Pursuant to authority granted by The Depository Trust Company, or DTC, if you are a DTC participant that has old notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your old notes and deliver a consent as if you were the record holder. Accordingly, references herein to record holders include DTC participants with old notes credited to their accounts. Within two business days after the date of this prospectus and consent solicitation statement, the exchange agent will establish accounts with respect to the old notes at DTC for purposes of the exchange offers.

     Any participant in DTC may tender old notes and deliver a consent to the proposed amendments to the indenture by effecting a book-entry transfer of the old notes to be tendered in the applicable exchange offer(s) into the account of the exchange agent at DTC by either:

•	electronically transmitting its acceptance of the applicable exchange offer through DTC’s Automated Tender Offer Program (“ATOP”) procedures for transfer; or

•	completing and signing the letter of transmittal and consent according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus and consent solicitation statement, in either case before the applicable exchange offer(s) expire(s).

     If ATOP procedures are followed, DTC will verify each acceptance transmitted to it, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from a DTC participant tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and consent and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the applicable exchange offer.

     The letter of transmittal and consent (or facsimile thereof), with any required signature guarantees, or (in the case of book-entry transfer) an agent’s message in lieu of the letter of transmittal and consent, and any other required documents, must be transmitted to and received by the exchange agent prior to the expiration date of the applicable exchange offer at one of its addresses set forth on the back cover page of this prospectus and consent solicitation statement. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

Letter of Transmittal and Consent

     Subject to and effective upon the acceptance for exchange and exchange of new notes for old notes tendered by a letter of transmittal and consent in accordance with the terms and subject to the conditions set forth in this prospectus and consent solicitation statement, by executing and delivering a letter of transmittal and consent (or agreeing to the terms of a letter of transmittal and consent pursuant to an agent’s message) a tendering holder of old notes:

•	irrevocably sells, assigns and transfers to or upon the order of us all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of the old notes tendered thereby;

•	waives any and all rights with respect to the old notes, including any existing or past defaults and their consequences in respect of the old notes;

•	releases and discharges the company, its subsidiaries and the trustee from any and all claims such holder may have, now or in the future, arising out of or related to the old notes, including any claims that such holder is entitled to receive additional principal or interest payments with respect to the old notes (other than as expressly provided in this prospectus and in the letter of transmittal and consent) or to participate in any redemption or defeasance of the old notes;

•	represents and warrants that the old notes tendered were owned, as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	consents to the proposed amendments described under “Proposed Amendments” below; and

•	irrevocably constitutes and appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered old notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the old notes tendered to be assigned, transferred and exchanged in the applicable exchange offer.

There is a single form of letter of transmittal and consent that you can fill out to exchange either series of old notes.

Proper Execution and Delivery of Letter of Transmittal and Consent

     If you wish to participate in the exchange offers and consent solicitations, delivery of your old notes, signature guarantees and other required documents are your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you use registered mail properly insured with return receipt requested and that you mail the required items sufficiently in advance of the expiration date with respect to the applicable exchange offer to allow sufficient time to ensure timely delivery.

     Except as otherwise provided below, all signatures on the letter of transmittal and consent or a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on the letter of transmittal and consent need not be guaranteed if:

•	the letter of transmittal and consent is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the old notes and that registered holder has not completed the portion entitled “Special Issuance and Payment Instructions” or “Special Delivery Instructions” on the letter of transmittal and consent; or

•	the old notes are tendered for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States, each, an “eligible institution.” See Instruction 4 in the letter of transmittal and consent.

Guaranteed Delivery Procedures

     If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

•	you tender through an eligible financial institution;

•	on or prior to 12:00 midnight, New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

•	the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

     The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

•	your name and address;

•	the amount of old notes you are tendering; and

•	a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

(i) the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

(ii) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

(iii) any other documents required by the letter of transmittal.

Withdrawal of Tenders and Revocation of Corresponding Consents

     Tenders of old notes in connection with either of the exchange offers may be withdrawn at any time prior to expiration of the applicable deadline. Tenders of old notes may not be withdrawn at any time after the expiration date. The valid withdrawal of tendered old notes prior to the applicable expiration date will be deemed to be a concurrent revocation of the related consent to the proposed amendments to the indenture. You may only revoke a consent by validly withdrawing the tendered old notes prior to the expiration date.

     Beneficial owners desiring to withdraw old notes previously tendered should contact the DTC participant through which they hold their old notes. In order to withdraw old notes previously tendered, a DTC participant may, prior to the applicable expiration date, withdraw its instruction previously transmitted through ATOP by:

•	withdrawing its acceptance through ATOP; or

•	delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction.

     The notice of withdrawal must contain the name and number of the DTC participant. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, except that signatures on the notice of withdrawal need not be guaranteed if the old notes being withdrawn are held for the account of an eligible institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as the DTC participant’s name appears on its transmission through ATOP to which the withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

     Withdrawals of tenders of old notes may not be rescinded and any old notes withdrawn will thereafter be deemed not validly tendered for purposes of either exchange offer. Properly withdrawn old notes, however, may be retendered under the terms set forth herein by following the procedures described above at any time prior to the expiration date of the applicable exchange offer.

Miscellaneous

     We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of old notes in connection with any exchange offer. Our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to reject any or all tenders made following our acceptance of tenders sufficient to represent consent to the proposed amendments to the indenture. We also reserve the absolute right to waive any defect or irregularity in the tender of any old notes in either exchange offer, and our interpretation of the terms and conditions of our exchange offers (including the instructions in the letter of transmittal and consent) will be final and binding on all parties. None of the company, the exchange agent, the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Tenders of old notes involving any irregularities will not be deemed to have been made until those irregularities have been cured or waived. Old notes received by the exchange agent in connection with any exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered those old notes by crediting an account maintained at DTC designated by that DTC participant, or, for certificated holders, to the holder, as promptly as practicable after the expiration date of the applicable exchange offer or the withdrawal or termination of the applicable exchange offer.

Transfer Taxes

     We will pay all transfer taxes, if any, applicable to the transfer and sale of old notes to us in the exchange offers. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if new notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal and consent; or

•	if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal and consent.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal and consent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the old notes tendered by that holder.

Exchange Agent

     Deutsche Bank Trust Company Americas has been appointed as the exchange agent for the exchange offers and consent solicitations. Letters of transmittal and consent and all correspondence in connection with the exchange offers should be sent or delivered by each holder of old notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address and telephone number set forth on the back cover page of this prospectus and consent solicitation statement. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Dealer Manager

     We have retained First Tennessee Securities Corporation to act as dealer manager in connection with the exchange offers and consent solicitations and will pay the dealer manager a fee in the amount of 1.0% of the aggregate principal amount of each series of notes that participates in the tender offer, but in no case less than $300,000 assuming we receive a sufficient number of validly tendered notes of each series to amend the indenture. We will also reimburse the dealer manager for certain expenses. The obligations of the dealer manager to perform this function are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws. Questions regarding the terms of the exchange offers or the consent solicitations may be directed to the dealer manager at the address and telephone number set forth on the back cover page of this prospectus and consent solicitation statement.

     From time to time, the dealer manager has provided, and may provide in the future, investment banking, commercial banking and other services to the company.

Other Fees and Expenses

     We will pay the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail; however, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager, as well as by our officers and other employees or those of affiliates.

     Tendering holders of old notes will not be required to pay any fees or commissions to the dealer manager. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

THE PROPOSED AMENDMENTS

We are soliciting the consent of the holders of old notes to:

•	eliminate the annual “put” right of note holders;

•	eliminate required redemption on death of note holders;

•	revise restricted payment covenant to permit repurchase of $3,500,000 of equity securities;

•	limit the ability to pay dividends on capital stock; and

•	reduce net worth covenant by $13,000,000.

The purpose of the proposed amendments is to:

•	lessen the financial burden on the Company associated with the annual and death “put rights”;

•	facilitate the ability of the Company to repurchase its equity securities; and

•	ensure compliance with the net worth covenants of the indenture.

You are urged to read the forms of supplemental indentures that have been filed as exhibits to the registration statement of which this prospectus and consent solicitation statement forms a part for a complete understanding of the provisions of the indenture to be eliminated or revised. The forms of supplemental indentures are available from the Dealer Manager upon request. See “Where You Can Find More Information” for information as to how you can obtain a copy of the indenture and the forms of supplemental indentures from the SEC.

Provisions of the Indenture to be Deleted

We are proposing to delete the following sections from the indenture:

•	Section 7.1 entitled “Redemption Right at Holder’s Option,” which provides for (i) an annual redemption right for holders of the notes up to a maximum of $50,000 per holder and a maximum aggregate annual amount equal to five percent (5%) of the aggregate original principal amount of the notes issued under the indenture and (ii) redemption upon the death of a holder;

•	Section 7.2 entitled “Redemption Procedure” which sets forth the procedures for a redemption under Section 7.1;

•	Section 7.3 entitled “Withdrawal” which provides that a holder may withdraw notes presented for redemption;

•	Section 7.4 entitled “Redemption Register” which requires the trustee to maintain a register to record all requests for redemption by holders of the notes; and

•	Section 7.5 entitled “Deposit of Redemption Price” which requires the company to deposit with the trustee or paying agent the amount necessary to redeem the notes to be redeemed on a given redemption date.

     The deletion of Section 7.1 will effectively remove the requirement of ShoLodge to repurchase 5% of the original principal amount of the old notes on an annual basis and will remove the requirement of the Company to redeem old notes upon the death of a holder. Sections 7.2, 7.3, 7.4 and 7.5 of the indenture set forth the specifies and procedures of the redemption obligations. The removal of these redemption obligations through the removal of Section 7.1 renders these sections unnecessary.

     In conjunction with the deletion of the covenants identified above, we are proposing to delete the following defined terms in the indenture, which are used only in those covenants or in other defined terms being deleted: “Annual Amount Limitations,” “Five Percent Limitation” and “Redemption Register.”

Provisions of the Indenture to be Amended

In addition to the deletions described above, we are proposing to amend certain sections of the indenture. Specifically, the following sections of the indenture are proposed to be amended:

•	Section 4.12 entitled “Limitations on Dividends and other Payments” which limits the Company’s ability to declare dividends and repurchase stock, shall be amended by adding the following sentence at the end of the Section:

Notwithstanding the provisions of Section 4.12 set forth above, from and after January 1, 2003, (x) the Company shall be permitted to repurchase shares of its capital stock up to $3,500,000 in addition to any Restricted Payments otherwise permitted by this Section 4.12 and (y) the Company shall not declare or pay any dividend or other distribution of property or assets in respect of the capital stock of the Company other than a dividend payable solely in shares of capital stock of the Company.

The above amendment permits the repurchase of up to $3,500,000 of our capital stock without being subject to the limitations of Section 4.12 concerning Restricted Payments and in addition to any Restricted Payments otherwise permitted under Section 4.12. In addition, it limits the Company’s right to pay dividends on its capital stock. As defined in the revised Section 4.12 set forth above, a “restricted payment” includes a

•	dividend in respect of ShoLodge’s stock (other than a dividend paid solely in stock)

•	repurchase of ShoLodge stock

•	repayment of indebtedness subordinate to the notes, or

•	exchange of stock in ShoLodge for newly issued indebtedness

•	Section 4.15 entitled “Minimum Consolidated Net Worth,” which provides a minimum threshold for the net worth of the Company, shall be amended in its entirety to read as follows:

“4.15 Minimum Consolidated Net Worth. The Company will not permit its Consolidated Net Worth on the last day of any fiscal quarter to be less than the sum of (i) $62,000,000, plus (ii) fifty percent (50%) of the Company’s cumulative Consolidated Net Income since October 6, 1996.”

The above amendment decreases the required level of minimum net worth by $13,000,000.

DESCRIPTION OF THE NEW NOTES

     If the exchange offers are consummated, the new notes to be issued in exchange for the old notes will be issued under the same indenture that governs the old notes, dated as of November 15, 1996, as amended, between the company and Bankers Trust Company (now Deutsche Bank Trust Company Americas) as trustee. The indenture will, for purposes of the following description of the new notes, be referred to as the “indenture.” The new notes will be issued only in book-entry form in denominations of $1,000 and integral multiples of $1,000.

     The following summary of some of the provisions of the indenture and the new notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, and to all of the provisions of the indenture, including the definitions of terms in the indenture. The indenture is subject to and governed by the Trust Indenture Act. Capitalized terms not otherwise defined in this prospectus shall have the meanings given to them in the indenture. The provisions discussed below will apply to the new notes and the old notes after giving effect to the completion of the exchange offers and consent solicitations.

     Copies of the indenture may be obtained from the dealer manager and are also filed as exhibits to the registration statement of which this prospectus and consent solicitation statement is a part. See “Where You Can Find More Information” for information as to how you can obtain copies of the indenture and the amendments from the SEC.

General

     The new Series A-1 and B-1 notes are to be issued under the Indenture dated as of November 15, 1996, and separate supplemental indentures for each new series between the company and Bankers Trust Company (now Deutsche Bank Trust Company Americas), as trustee. A copy of the indenture is an exhibit to the registration statement of which this prospectus and consent solicitation is a part and a copy of a form of supplemental indenture for each series of new notes will be filed with the Commission as an exhibit. The terms of the Series A-1 notes and Series B-1 notes are identical except for the interest rate and the maturity date applicable to each series.

     The Indenture provides that notes may be issued thereunder from time to time in one or more series in an aggregate principal amount up to $125,000,000. The new notes will be issued as fully-registered notes only in integral multiples of $1,000, and will be unsecured, subordinated obligations of the company.

Subordination

     Our obligations to make any payment on account of the principal of and premium, if any, and interest on the new notes will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The new notes will rank senior to our 7.5% convertible subordinated debentures due 2004 (the “1994 Debentures”) and senior to or pari passu with any other of our subordinated indebtedness. As of December 29, 2002, we had $32,187,426 of indebtedness senior to the new notes, no indebtedness pari passu with the new notes and $17,020,000 of indebtedness junior to the new notes. The Senior Indebtedness includes a senior credit facility, an aircraft loan and bank loans on certain of our properties.

     No direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the indenture) shall be made by or on behalf of the company on account or in respect of principal of or premium, if any, or interest on the new notes or on account or in respect of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of new notes (including without limitation any purchase of a note required as a result of a Change in Control), if there shall have occurred and be continuing any default in the payment when due (at maturity, upon acceleration of maturity, upon mandatory prepayment, or otherwise) in respect of any Senior Indebtedness continuing beyond the period of grace, if any, specified in the instrument or agreement creating or evidencing such Senior Indebtedness (a “Payment Default”), unless such default shall have been effectively waived in writing by the holders of such Senior Indebtedness in default or unless the holders of such Senior Indebtedness in default shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence. In addition, if any event of default with respect to any Senior Indebtedness, other than a Payment Default, occurs and is continuing and as a result thereof the maturity of such Senior Indebtedness may be accelerated (such an event of default being referred to herein as a “Covenant Default”), and the company and the Trustee receive written notice (such notice being herein referred to as a “Deferral Notice”) thereof from the holders of at least 10% in principal amount of Senior Indebtedness, then the company shall make no direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the indenture) on account or in respect of principal or of premium, if any, or interest on the new notes or on account of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of new notes (including without limitation any purchase of a note required as a result of a Change in Control) until the earlier to occur of (x) the date such Covenant Default is cured, effectively waived in writing by the holders of such Senior Indebtedness or otherwise ceases to exist in accordance with the terms of the instruments or agreements creating or evidencing such Senior Indebtedness, (y) the date the holders of such Senior Indebtedness or their respective Representatives shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence, or (z) the 179th day after the company or the Trustee receives such Deferral Notice, if in any such case the subordination provisions of the indenture otherwise permits such payment at such time; provided, however, that any number of Deferral Notices may be given, but during any 365 consecutive day period only one such period during which such payments on the new notes may not be made may commence and the duration of such period may not exceed 179 days, and provided, further, that no subsequent Deferral Notice relating to the same or any other Covenant Default existing or continuing on the date of receipt of any prior Deferral Notice, whether or not the company receives such subsequent Deferral Notice within 365 days, shall further prohibit such payments on the Notes unless all events of default in respect of such Senior Indebtedness shall have been cured or waived after the date of receipt of such prior Deferral Notice for a period of not less than 180 consecutive days.

     Upon any payment or distribution of our assets or securities in any dissolution, winding up, total or partial liquidation or reorganization of the company, payment of the principal or, premium, if any, and interest on, and any other amounts in respect of, the new notes will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full, in cash, of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding.

     By reason of such subordination, in the event of insolvency, holders of the new notes may recover less, ratably, than our other creditors.

     “Senior Indebtedness” shall mean the following, whether outstanding as of the date of the indenture or thereafter created, incurred, assumed or guaranteed by the company or any Subsidiary, (a) indebtedness (other than the old notes and the new notes and the 1994 Debentures) for the payment of which we are responsible or liable or the payment of which we have guaranteed, (b) our capital lease obligations determined in accordance with generally accepted accounting principles, (c) any obligation we have to reimburse banks or others pursuant to letters of credit or guaranties extended by such banks or others, advances made by such banks or others and other credit arrangements entered into with such banks or others in connection with tax-exempt obligations issued for our benefit , (d) any obligation we have for the deferred purchase price of real or personal property, including any purchase money indebtedness or conditional sales obligations and obligations under title retention agreements, and (e) renewals, extensions, modifications and refundings of any such indebtedness or obligations, provided, however, that Senior Indebtedness shall not include indebtedness which by its terms refers explicitly to the notes issued under the indenture and states that such indebtedness shall not be senior thereto and shall be subordinate to the new notes.

Repurchase at Holder’s Option Upon Change In Control

     In the event of any Change in Control (as defined in the Indenture) of the company, each holder of new notes will have the right, at the holder’s option and subject to the terms and conditions of the indenture, to require us to purchase for cash all or any part (provided the principal amount of such part is $1,000 or an integral multiple thereof) of the holder’s new notes on the date that is 35 business days after the occurrence of the Change in Control at a price equal to 100% of the principal amount thereof plus accrued interest to such date.

     Within 15 business days after the occurrence of a Change in Control, we are obligated to mail a written notice of change in control to the Trustee and to each holder (and to beneficial owners as required by applicable law) and shall cause a copy of such notice to be published once in The Wall Street Journal or another daily newspaper of national circulation. The notice shall state, among other things, the events causing a change in control and the date of such change in control, the date by which the applicable notice must be given, the date on which notes will be purchased, the purchase price, the procedures the holder must follow to exercise the holder’s rights and the procedures for withdrawing such notice.

     A holder may exercise such holder’s rights to demand the repurchase of notes upon delivery of a written notice of purchase to the Trustee at any time prior to the close of business on the business day immediately prior to the purchase date determined by the company, stating, among other things, the certificate number of the note(s) which the holder will deliver to be purchased, the portion of the principal amount of the note(s) which the holder will deliver to be purchased, and that such note(s) will be submitted for purchase pursuant to the terms and conditions specified in the new notes.

     Any such notice given by a holder may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee or to any other office or agency maintained for such purpose at any time before the close of business on the business day immediately preceding the date on which the notes are to be purchased. The notice of withdrawal shall state the principal amount and the certificate numbers of the note(s) as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original purchase notice and is not being withdrawn.

     Payment of the purchase price for a note is conditioned upon delivery of such note (together with any endorsements) to the Trustee or to any other office or agency maintained for such purpose, at any time after delivery of such purchase notice. Payment of the purchase price for such note will be made promptly following the later of the date the notes are to be purchased or the time of delivery of such note. If we have deposited with the Trustee, in accordance with the indenture, money sufficient to pay the purchase price of such note on the date the notes are to be purchased, then, on and after such date, such note shall cease to be outstanding and interest on such note will cease to accrue, whether or not such note is delivered to the Trustee, and all other rights of the holder shall terminate (other than the right to receive the purchase price upon delivery of such note).

     Except as described above with respect to a Change in Control, the indenture does not contain any other provisions that permit the holders of the notes to require that the company repurchase the notes in the event of a takeover or similar transaction. Moreover, a recapitalization or a transaction we enter into with members of management or their affiliates would not necessarily be considered a Change in Control as defined in the indenture. Accordingly, while such definition covers a wide variety of arrangements which have traditionally been used to effect highly-leveraged transactions, the indenture does not afford the holders of notes protection in all circumstances from highly-leveraged transactions, reorganizations, restructurings, mergers or similar transactions that may adversely affect holders of notes. In accordance with the indenture, no notes may be purchased pursuant to these provisions if there has occurred and is continuing an event of default.

Defaults and Certain Rights on Default

     An event of default is and will continue to be defined in the indenture as being: (a) default in the payment of any installment of interest upon any of the notes for a period of 30 days; (b) default in the payment of the principal of and premium, if any, on any of the notes either at maturity, upon redemption or purchase by the company by declaration or otherwise; (c) failure on our part duly to observe or perform in any material respect any other covenant contained in the notes or in the indenture for a period of 60 days after the date on which we shall have been given written notice of such failure; (d) an event or events of default as defined in any mortgage, bond, indenture, loan agreement or other evidence of indebtedness in excess of $1,000,000 in the aggregate, which default or defaults extend beyond any period of grace provided with respect thereto and which default or defaults relate to (i) the obligation to pay the principal of or interest on any such indebtedness, or (ii) any other obligation which shall have resulted in the holders of such indebtedness causing such indebtedness to become or to be declared due and payable prior to the date on which it would otherwise become due and payable; (e) the entry of a final nonappealable judgment against us for the payment of money by a court having jurisdiction which results in a liability (after provision for the proceeds of any policy of insurance with respect to such liability) in excess of $5,000,000 which remains unpaid for more than 60 days; or (f) certain events of bankruptcy, insolvency, receivership or reorganization.

     The indenture currently requires and will continue to require us to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and to deliver to the Trustee within five days of the occurrence thereof notice of certain defaults described above. The indenture provides and will continue to provide that the Trustee shall, within 30 days after the occurrence of a default, give to the holders of notes notice of all uncured defaults known to it; provided that, except in the case of default in the payment of principal or of premium, if any, or interest on any of the notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the noteholders.

     The indenture currently contains and will continue to contain a provision pursuant to which we will indemnify the Trustee against any and all losses or liabilities incurred by the Trustee in connection with its execution and performance of the indenture; provided, however, that such indemnification will not extend to losses resulting from a breach of the Trustee’s duties under the indenture. The indenture will continue to provide that the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or for exercising any trust or power conferred upon the Trustee, subject to certain limitations set forth in the indenture. The Trustee is not required to take any action at the direction of the holders of the notes unless such holders have provided the Trustee with a reasonable indemnity.

Limitation on Dividends and Other Payments

     We have agreed pursuant to the indenture that we will not make, pay or declare any of the following payments: (a) any dividend or other distribution of property or assets in respect of capital stock of the company other than dividends paid solely in our capital stock, (b) any stock repurchase, (c) any repayment or defeasance of any indebtedness which is subordinate to the notes (except, so long as the notes are not in default, scheduled payments of principal or interest thereon) or (d) any exchange of equity for newly issued debt, unless such payment, when aggregated with all other such payments we have made after the date of the indenture, is less than the sum of: (i) $8,500,000 plus (ii) the excess of 50% of our aggregate Consolidated Net Income (as defined in the indenture) earned during the period commencing October 7, 1996 and ending on the last day of the fiscal quarter preceding such payment, over 100% of our aggregate Consolidated Net Loss (if any) (as defined in the indenture) during such period, plus (iii) the aggregate net proceeds (including the fair market value of non-cash proceeds) we received from public or private offerings of equity securities after the date of the indenture (including the issuance of equity securities, upon the conversion of convertible indebtedness or upon the exercise of options, warrants or rights to acquire equity securities, to any person other than a subsidiary, provided that, notwithstanding the foregoing, the company will not, and will cause its subsidiaries not to, make any restricted payment if the making of the restricted payment would cause the company or any of its subsidiaries not to be in compliance with the terms, conditions and provisions of the indenture or any other indenture or loan agreement to which the company or any of its subsidiaries is a party. Despite this limitation, the amended indenture will permit the Company to repurchase $3,500,000 of its capital stock from and after January 1, 2003 without being subject to these limitations and in addition to any other payments permitted above. In addition, from and after January 1, 2003, the Company will not be able to pay dividends on its capital stock (other than dividends paid solely in stock). See “The Proposed Amendments –Provisions of the Indenture to be Amended” above.

Restrictions on Additional Indebtedness

     Pursuant to the indenture, we have agreed not to, and have agreed to cause our subsidiaries not to, incur or otherwise become liable for the payment of any indebtedness if, at the time of such incurrence, and after giving pro forma effect thereto, our total indebtedness, including the notes, would exceed 70% of our Total Consolidated Capitalization (as defined in the Indenture).

Minimum Consolidated Net Worth

     Under the indenture, after giving effect to the proposed amendments, we have covenanted to maintain a minimum Consolidated Net Worth of $62,000,000 plus 50% of our cumulative consolidated net income earned since October 6, 1996. This represents a decrease in the minimum net worth requirement of $13,000,000 as compared to the covenant in the current indenture. See “The Proposed Amendments –Provisions of the Indenture to be Amended” above.

Merger, Consolidation or Sale of Assets; Successor Corporation

     We have covenanted that we will not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person, firm or corporation, unless (a) either the company shall be the continuing corporation, or the successor corporation shall be a corporation organized under the laws of the United States of America or any State thereof and shall expressly assume the due and punctual payment of the principal of and premium, if any, and interest on all the notes, and the due and punctual performance and observance of all of the covenants and conditions of the indenture and any applicable supplemental indenture which we are to perform, and (b) the company, or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

     The indenture also provides that if at any time there shall be any consolidation or merger or sale or conveyance of property by the company to which the foregoing covenant is applicable, then in any such event the successor corporation will promptly deliver to the Trustee in connection with the closing thereon: (a) an officers’ certificate stating that as of the time immediately after the effective date of any such transaction the foregoing covenants of the company have been complied with and the successor corporation is not in default under the provisions of the indenture; and (b) an opinion of counsel stating that in such counsel’s opinion, such covenants have been complied with and that any instrument or instruments executed in the performance of such covenants comply with the requirements thereof.

Legal Defeasance and Covenant Defeasance

     Under the indenture, the company may, at its option and at any time, terminate all of its obligations with respect to any series of outstanding notes except for:

•	the rights of holders of outstanding notes to receive payment in respect of the principal of, premium, if any, and interest on such notes when such payments are due;

•	our obligations with respect to the notes concerning issuing temporary notes, registration of notes, issuing notes to replace mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment and money for security payments held in trust and the provision of noteholder lists to the Trustee;

•	the rights, powers, trusts, duties and immunities of the Trustee, and our obligations in connection therewith; and

•	the legal defeasance provisions of the indenture.

In addition, the company may, at its option and at any time, elect to terminate its obligations with respect to the covenants that are described in the indenture with respect to such series of notes and thereafter any omission to comply with such obligations shall not constitute a default or event of default with respect to such series of notes. In the event this occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “events of default” will no longer constitute events of default with respect to such series of notes.

     In order to exercise the defeasance rights described above with respect to any series of notes under the indenture:

•	we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the series of notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding series of notes on the stated maturity or on the applicable redemption date, as the case may be;

•	no default or event of default shall have occurred and be continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds applied to such deposit) or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to our deposit);

•	such defeasance rights shall not cause the Trustee to have a conflicting interest with respect to any of our securities;

•	such defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument (other than the indenture) to which the company is a party or by which it is bound;

•	in the case of legal defeasance, we shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that (i) we have received from, or there has been published by, the IRS a ruling or (ii) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

•	in the case of covenant defeasance, we shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that the holders of such series of the

•	outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	we shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion, (i) the trust funds will not be subject to any rights of holders of indebtedness of the company other than the series of notes being defeased thereby (ii) assuming the company does not enter bankruptcy between the date of deposit and the 91st day following the deposit and assuming no holder of such series of notes is an insider, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally under any applicable United States or state law;

•	we shall have delivered to the Trustee an officers’ certificate stating that we have not made the deposit with the intent of preferring the holders of notes over the company’s other creditors, with the intent of defeating, hindering, delaying or defrauding its creditors or others;

•	we shall have delivered to the Trustee an officers’ certificate and an opinion of outside counsel, each stating that all conditions precedent provided in the indenture and relating to the defeasance have been complied with; and

•	we shall have delivered to the Trustee an amount sufficient to cover its fees and expenses as Trustee under the indenture through the term of the series of notes to be defeased, or made adequate provision therefor to the satisfaction of the Trustee.

Modification of the Indenture

     With the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the notes then outstanding, we may modify any provisions of the indenture, any applicable supplemental indenture or the rights of the noteholders or our rights and obligations, provided, however, that no such modification shall, without the consent of the holder of each outstanding note affected thereby:

•	change the stated maturity of any note or any date for the payment of interest, reduce the principal, the rate of interest or any applicable premium payable upon redemption or impair rights to enforce such payments or redemption;

•	reduce the percentage(s) of the aggregate principal amount of outstanding notes, the consent of the holders of which is required for any such modifications or for any waiver provided for in the indenture; or

•	modify any of the provisions of the indenture addressing such requirements, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby.

     With respect to changes affecting one or more, but less than all, series of notes then outstanding, the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the notes of such affected series are necessary for us to modify the indenture.

     Notes shall be deemed to be “affected” by a supplemental indenture if such modification adversely affects or diminishes the rights of holders thereof against the company or against its property.

     Without the consent of the holders of any notes, we and the Trustee may from time to time, subject to the terms of the indenture, enter into one or more supplemental indentures:

•	to evidence another corporation as our successor;

•	to add to our covenants, to surrender any of our rights or ensure enforcement of the remedies of the Trustee and the noteholders;

•	to cure any ambiguity or inconsistency to the extent such modification does not adversely affect the interest of the noteholders; or

•	provide for the creation of any series of notes.

Series A-1 Notes

     The Series A-1 notes will be issuable as fully registered notes in denominations of $1,000 and any integral multiple thereof. The Series A-1 notes will bear interest at the rate of 10.15% per annum from and after their date of original issuance. Payments of interest will be made quarterly on February 1, May 1, August 1 and November 1 of each year commencing May 1, 2003, to each holder of record as of the close of business on the fifteenth day of the month immediately preceding such interest payment date, by check of the Trustee mailed to each such holder of record, except as provided in the indenture.

     The Series A-1 notes will mature on November 1, 2006, and payments of the principal of the Series A-1 notes will be made at the main trust office of the trustee in New York, New York. The Series A-1 notes are exchangeable and transferable at such office without charge therefor except for any tax or other governmental charge connected therewith, and provided that we shall not be required to register a transfer of or to exchange the Series A-1 notes during the period of 15 days immediately preceding any selection of Series A-1 notes for redemption.

     The Series A-1 notes constitute a separate series of securities for purposes of the indenture.

Optional Redemption By The Company

     The Series A-1 notes shall be redeemable at any time prior to the stated maturity at our option as a whole at any time, or in part from time to time, on not less than 30 nor more than 60 days’ notice given as provided in the indenture upon payment of the then applicable redemption price (expressed in percentages of the principal amount) set forth below, together in each case with accrued and unpaid interest to the date fixed for redemption. The redemption prices (expressed in percentages of the principal amount) applicable during the 12-month period beginning December 1 in the years indicated below are as follows:

If redeemed during the 12 month period beginning December 1,

2002	101%
2003 and thereafter	100%

     In case of the redemption of less than all of the outstanding Series A-1 notes, the Series A-1 notes to be redeemed shall be selected by the trustee by lot or such other method as the trustee shall deem reasonable, not more than sixty (60) days prior to the redemption date, from the outstanding Series A-1 notes not previously called for redemption, which method may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of such Series A-1 notes of a principal amount larger than $1,000. In the case of any partial redemption, the trustee is obligated to notify us in writing of the serial numbers (and, in the case of any Series A-1 note which is to be redeemed in part only, the portion of the principal amount thereof to be redeemed) of the Series A-1 notes selected for redemption.

Series B-1 Notes

     The Series B-1 notes will be issuable as fully registered notes in denominations of $1,000 and any integral multiple thereof. The Series B-1 notes will bear interest at the rate of 9.95% from and after their date of original issuance. Payments of interest will be made quarterly on February 1, May 1, August 1 and November 1 of each year commencing May 1, 2003, to each holder of record as of the close of business on the fifteenth day of the month immediately preceding such interest payment date, by check of the trustee mailed to each such holder of record, except as provided in the indenture.

     The Series B-1 notes will mature on September 1, 2007, and payments of the principal of the Series B-1 notes will be made at the main trust office of the trustee in New York, New York. The Series B-1 notes are exchangeable and transferable at such office without charge therefor except for any tax or other governmental charge connected therewith, and provided that we shall not be required to register a transfer of or to exchange the Series B-1 notes during the period of 15 days immediately preceding any selection of Series B-1 notes for redemption.

     The Series B-1 notes constitute a separate series of securities for purposes of the Indenture.

Optional Redemption by the Company

     The Series B-1 notes shall be redeemable at any time prior to the stated maturity at our option as a whole at any time, or in part from time to time, on not less than 30 nor more than 60 days’ notice given as provided in the indenture upon payment of the then applicable redemption price (expressed in percentages of the principal amount), together in each case with accrued and unpaid interest to the date fixed for redemption. The redemption prices (expressed in percentages of the principal amount) applicable during the 12-month period beginning September 1 in the years indicated below are as follows:

If redeemed during the 12 month period beginning September 1,

2002	102%
2003	101%
2004 and thereafter	100%

     In case of the redemption of less than all of the outstanding Series B-1 notes, the Series B-1 notes to be redeemed shall be selected by the trustee by lot or such other method as the trustee shall deem reasonable, not more than sixty (60) days prior to the redemption date, from the outstanding Series B-1 notes not previously called for redemption, which method may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of such Series B-1 notes of a principal amount larger than $1,000. In the case of any partial redemption, the trustee is obligated to notify us in writing of the serial numbers (and, in the case of any Series B-1 note which is to be redeemed in part only, the portion of the principal amount thereof to be redeemed) of the Series B-1 notes selected for redemption.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of material U.S. federal income tax considerations relating to the exchange offers and consent solicitations that generally are applicable to holders of the old notes immediately prior to the closing of the exchange offers. This discussion does not address the application of the tax laws of any state, local or non-U.S. jurisdiction. Additionally, this discussion generally applies only to holders who are United States citizens and who are not subject to special rules, such as rules applicable to exempt organizations, financial institutions and insurance companies. This discussion is based on the Code, proposed, temporary and final income tax regulations promulgated under the Code (“Treasury Regulations”), and administrative and judicial interpretations, all as they currently exist as of the date of this prospectus. All of these legal authorities are subject to change, possibly on a retroactive basis. Any such change could alter the tax consequences that are described below.

     This discussion of U.S. federal income tax considerations does not constitute legal advice. Holders of old notes are urged to consult their own tax advisors regarding the particular federal, state, local and non-U.S. tax consequences to them of the exchange offers and consent solicitations, including the effect of possible changes in federal and other tax laws that may affect the tax consequences described herein.

Income Tax Considerations to Holders Who Consent to the Exchange Offer.

     Ernst & Young LLP (“Ernst & Young”) has rendered its opinion to the Company and the noteholders that, with one limited exception, the exchange of the old notes for new notes pursuant to the exchange offers should not constitute a taxable exchange for U.S. federal income tax purposes. A copy of the Ernst & Young opinion has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     In general, an exchange of property for other property differing either in kind or extent is a taxable event for federal income tax purposes. Pursuant to applicable Treasury Regulations under Section 1001 of the Code, a significant modification of a debt instrument results in a deemed exchange of the original debt instrument for a modified debt instrument that differs materially either in kind or extent. Ernst & Young concluded in its opinion that, with the limited exception discussed below, an exchange of old notes for new notes will not result in a significant modification within the meaning of the applicable Treasury Regulations. Accordingly, the exchange of old notes for new notes should not constitute a taxable exchange for U.S. federal tax purposes, and therefore, the exchange of the old notes for the new notes should not cause any immediate federal income tax effects to the holders.

     The limited exception in the Ernst & Young opinion pertains to holders of old notes, if any, who have acquired those notes from the Company after the date of original issuance, for whom the right to put the notes to the Company upon the death of the holder would be an economically significant right. Any such holders of old notes should read the Ernst & Young opinion carefully and should consult with their own tax advisors as to the potential consequences of consenting to the applicable exchange offer.

     The company will not obtain a ruling from the Internal Revenue Service (the “IRS”) that the modifications to the old notes are not significant. Rather, the Company will rely on the opinion of Ernst & Young. Holders of the old notes should review the Ernst & Young opinion and consult with their own tax advisors with respect to the conclusions reached therein. Holders of old notes should be aware that the opinion of Ernst & Young is not an unqualified opinion as to the tax consequences of the exchange of old notes for new notes. Ernst & Young is unable to give an unqualified opinion because, as discussed above, the tax consequences of the exchange of old notes for new notes depends on whether the modifications to the notes are “significant,” and there is no specific guidance on whether certain of the modifications that are at issue here would be considered significant for this purpose. Ernst & Young’s opinion that an exchange of old notes for new notes “should not” constitute a taxable exchange indicates a degree of confidence that is higher than represented by an opinion that it is “more likely than not” that the exchange will be nontaxable, but not as high as represented by an unqualified opinion that the exchange “will be” nontaxable. Holders of the old notes should consider that the IRS may not agree with the conclusions reached by Ernst & Young as reflected in its opinion and could take the position that the exchange of the old notes for the new notes constitutes a taxable exchange.

     Exchanges of property generally are taxable events under the Code resulting in the recognition of gain or loss unless a particular exception to such recognition applies. If the exchange of the old notes for the new notes constitutes a taxable exchange, the holders of the old notes would recognize gain or loss equal to the difference between their basis in the old notes and the “amount realized” on the exchange. The amount realized would be the issue price of the new notes. The issue price of the new notes would be equal to their fair market value if the old notes or the new notes are “publicly traded” as defined in Treasury Regulations and would be their principal amount if the notes are not publicly traded. It is unclear whether the notes are publicly traded under the definition in the applicable Treasury Regulations, and Ernst & Young has not expressed an opinion on this issue. In addition, other tax consequences relating to the timing and amount of interest realized by the holders of the old notes may result.

Income Tax Considerations to Holders Who Do Not Consent to the Exchange Offer.

     In its opinion, Ernst & Young opined that if a holder of an old note does not consent to the exchange offer, the holder should not be treated as having exchanged the old note for a new note for U.S. federal income tax purposes. Accordingly, if a holder of an old note does not consent to the exchange offer, the holder of the old note should not recognize gain or loss for U.S. federal income tax purposes, even though the indenture will be modified.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer new notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of new notes received in the exchange offer, where the notes were acquired as a result of market-making activities or other trading activities, and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such a resale.

     We will not receive any proceeds from any sale of new notes by broker-dealers. Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Such a resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from such a broker-dealer and/or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such a resale of the notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchasers of the old notes, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

     The validity and enforceability of the notes offered hereby and certain legal matters in connection with this offering will be passed upon for us by Boult, Cummings, Conners and Berry, PLC, Nashville, Tennessee.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited GuestHouse International Franchise Systems, Inc.’s financial statements for the year ended December 31, 2001 included in our Current Report on Form 8-K/A dated July 16, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. GuestHouse International Franchise Systems, Inc.’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

     In order to tender, a holder of old notes should send or deliver a properly completed and signed letter of transmittal and consent and any other required documents to the exchange agent at its address set forth below or tender pursuant to DTC’s Automated Tender Offer Program.

The exchange agent for the exchange offers and consent solicitations is: Deutsche Bank Trust Company Americas

By Mail	By Hand	By Overnight Delivery
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737	Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1st Floor Jeanette Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Advisory Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211
Fax (615) 835-3701		Confirm by Telephone (615) 835-3572

Information (800) 735-7777

Any questions or requests for assistance or for additional copies of this prospectus and consent solicitation statement, the letter of transmittal and consent or related documents may be directed to the [exchange agent] at the telephone numbers listed below. You may also contact the dealer manager at their telephone number set forth below or your custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offers and consent solicitations.

The dealer manager for the exchange offers and consent solicitations is:

First Tennessee Securities Corporation 2525 West End Avenue #1250 Nashville, TN 37203 (888) 382-7766

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     The Tennessee Business Corporation Act (“TBCA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation; (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

     The Charter and Bylaws of ShoLodge, Inc. (the “Company”) provide that to the fullest extent permitted by law no director shall be personally liable to the company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision relieves directors from personal liability to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing (i) any breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions. The Company has entered into indemnification agreements with each of its directors and executive officers. The Company currently has in effect an executive liability insurance policy which provides coverage for its directors and officers.

Item 21. Exhibits and Financial Statement Schedule

     (a)  Exhibits

Exhibit Number	Description

3.1*	Amended and Restated Charter — incorporated by reference to the Registrant’s registration statement on Form S-1, Commission File No. 33-44504, filed with the Commission on December 12, 1991.
3.2*	Articles of Amendment to Charter creating Series A Subordinated Preferred Stock — incorporated by reference to the Registrant’s Registration Statement on Form 8-A filed with the Commission on July 3, 1997.
3.3*	Articles of Amendment to Amended and Restated Charter dated September 8, 1997 — incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed with the Commission on April 13, 1998.
3.4*	Amended and Restated Bylaws — incorporated by reference to the Registrant’s

Exhibit Number	Description

registration statement on Form S-1, Commission File No. 33-44504, filed with the Commission on December 12, 1991.
3.5*	Amendment to the Amended and Restated Bylaws adopted on July 31, 1996 — incorporated by reference to the Registrant’’s Annual Report on Form 10-K, filed with the Commission on April 13, 1998.
4.1*	Indenture dated as of November 15, 1996, by and between the Registrant and Bankers Trust Company, Trustee, relating to Senior Subordinated Notes — incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed with the Commission on November 20, 1996.
4.2*	First Supplemental Indenture dated as of November 15, 1996 by and between the Registrant and Bankers Trust Company, Trustee, relating to 9 3/4% Senior Subordinated Notes due 2006, Series A — Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed with the Commission on November 20, 1996.
4.3*	Second Supplemental Indenture dated as of September 25, 1997 by and between the Registrant and Bankers Trust Company, Trustee, relating to 9.55% Senior Subordinated Notes due 2007, Series B. Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Commission on September 30, 1997.
4.4**	Form of Third Supplemental Indenture dated ______, 2002 between Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to 10.15% Senior Subordinated Notes due 2006, Series A-1.
4.5**	Form of Fourth Supplemental Indenture dated ______, 2002 between Registrant and Deutsche Bank Trust Company Americas, as Trustee, relating to 9.95% Senior Subordinated Notes due 2007, Series B-1.
4.6**	Form of Fifth Supplemental Indenture dated ______, 2002 between Registrant and Deutsche Bank Trust Company Americas, as Trustee, amending certain terms of the Indenture.
5.1	Opinion of Boult, Cummings, Conners and Berry, PLC.
8.1**	Tax Opinion of Ernst & Young LLP
12.1	Ratio of earnings to fixed charges.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Boult, Cummings, Conners and Berry, PLC. (included in Exhibit 5.1)
24.1	Power of Attorney (contained on signature page)
99.1	Letter of Transmittal.
99.2	Notice of Guaranteed Delivery.

*Incorporated by reference ** Previously Filed.

Item 22. Undertakings.

     (a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (d)  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (d)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specificially incorporated by reference in the prospectus to provide such interim financial information.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offered thereof.

(7) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

POWER OF ATTORNEY

     Each director and/or officer of the registrant whose signature appears below hereby appoints Leon Moore and Bob Marlowe, and each of them severally, as his attorney-in-fact to sign in his name and on his behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 3rd day of February, 2003.

SHOLODGE, INC.

By:	/s/ LEON MOORE Leon Moore Chief Executive Officer

Name	Title	Date

/s/ LEON MOORE Leon Moore	President, Chief Executive Officer (Principal Executive Officer) and Director	February 3, 2003

/s/ BOB MARLOWE Bob Marlowe	Secretary, Treasurer, Chief Financial Officer, Chief Accounting Officer (Principal Financial and Accounting Officer) and Director	February 3, 2003

/s/ RICHARD L. JOHNSON Richard L. Johnson	Executive Vice President and Director	February 3, 2003

/s/ EARL H. SADLER Earl H. Sadler	Director	February 3, 2003

/s/ HELEN L. MOSKOVITZ Helen L. Moskovitz	Director	February 3, 2003

/s/ DAVID M. RESHA David M. Resha	Director	February 3, 2003

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